KT Corporation and Subsidiaries Condensed Consolidated Interim Financial Statements June 30, 2026 and 2025 (Unaudited), and December 31, 2025 ATTACHMENT : INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation and Subsidiaries Index June 30, 2026 and 2025, and December 31, 2025 Page(s) Report on Review of Condensed Consolidated Interim Financial Statements ... 1 – 2 Condensed Consolidated Interim Financial Statements Condensed Consolidated Interim Statements of Financial Position…………………… 3 – 4 Condensed Consolidated Interim Statements of Profit or Loss………………………… 5 Condensed Consolidated Interim Statements of Comprehensive Income …………… 6 Condensed Consolidated Interim Statements of Changes in Equity ……………… 7 – 8 Condensed Consolidated Interim Statements of Cash Flows ………………………. 9 – 10 Notes to the Condensed Consolidated Interim Financial Statements ………………… 11 – 70

Report on Review of Condensed Consolidated Interim Financial Statements (English Translation of a Report Originally Issued in Korean) To the Shareholders and Board of Directors of KT Corporation Reviewed Financial Statements We have reviewed the accompanying condensed consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2026, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2026, and the related consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2026, and material accounting policy information and other selected explanatory notes, expressed in Korean won. Management's Responsibility for the Financial Statements Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review. We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters The consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2025, and the consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2025, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated August 14, 2025. Based on their review, nothing has come to their attention that causes them to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting. The consolidated statement of financial position as at December 31, 2025, and the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements on March 13, 2026. The consolidated statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2025. Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. August 14, 2026 Seoul, Korea This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Financial Position As at June 30, 2026 and December 31, 2025 (in millions of Korean won) Notes Assets Current assets Cash and cash equivalents 4,30 ₩ 3,049,813 ₩ 3,506,971 Trade and other receivables, net 4,5,30 6,353,804 5,845,149 Other financial assets 4,6,30 2,170,061 1,626,982 Current tax assets 1,653 9,875 Inventories, net 7 625,658 416,135 Current assets held-for-sale 9 2,426 4,316 Other current assets 8 2,618,187 2,568,108 Total current assets 14,821,602 13,977,536 Non-current assets Trade and other receivables, net 4,5,30 2,168,045 2,069,139 Other financial assets 4,6,30 4,227,939 3,362,916 Property and equipment, net 10 13,695,926 14,258,472 Right-of-use assets 17 1,446,287 1,538,117 Investment properties, net 10 2,999,847 2,872,049 Intangible assets, net 10 1,873,981 1,556,621 Investments in associates and joint ventures 11 1,625,339 1,563,946 Deferred tax assets 669,006 660,107 Net defined benefit assets 15 49,441 71,840 Other non-current assets 8 1,107,635 1,017,830 Total non-current assets 29,863,446 28,971,037 Total assets ₩ 44,685,048 ₩ 42,948,573 June 30, 2026 December 31, 2025 3

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Financial Position As at June 30, 2026 and December 31, 2025 (in millions of Korean won) Notes Liabilities Current liabilities Trade and other payables 4,12,30 ₩ 6,781,293 ₩ 6,868,707 Borrowings 4,13,30 4,179,481 2,499,539 Other financial liabilities 4,6,30 442,817 526,093 Current tax liabilities 286,450 237,613 Provisions 14,16 274,947 312,811 Deferred income 20 64,525 62,175 Other current liabilities 4,8,17 1,132,950 1,185,826 Total current liabilities 13,162,463 11,692,764 Non-current liabilities Trade and other payables 4,12,30 613,499 328,269 Borrowings 4,13,30 7,091,342 8,286,033 Other financial liabilities 4,6,30 585,479 592,599 Net defined benefit liabilities 15 153,783 85,631 Provisions 14 102,225 105,074 Deferred income 20 134,142 140,615 Deferred tax liabilities 1,375,203 1,151,424 Other non-current liabilities 4,8,17 1,035,627 1,108,141 Total non-current liabilities 11,091,300 11,797,786 Total liabilities 24,253,763 23,490,550 Equity attribute to owners of the Controlling Company Share capital 1,564,499 1,564,499 Share premium 1,440,258 1,440,258 Retained earnings 18 15,469,964 14,964,332 Accumulated other comprehensive income 1,139,151 563,279 Other components of equity 19 (1,029,461) (876,715) 18,584,411 17,655,653 Non-controlling interest 1,846,874 1,802,370 Total equity 20,431,285 19,458,023 Total liabilities and equity ₩ 44,685,048 ₩ 42,948,573 The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes. June 30, 2026 December 31, 2025 4

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Profit or Loss For the three-month and six-month periods ended June 30, 2026 and 2025 (in millions of Korean won, except per share amounts) Notes Operating revenue 20,28 ₩ 6,679,866 ₩ 13,458,314 ₩ 7,427,337 ₩ 14,272,454 Operating expenses 21 6,031,551 12,327,298 6,412,519 12,568,865 Operating profit 28 648,315 1,131,016 1,014,818 1,703,589 Other income 22 74,926 171,290 9,284 74,646 Other expenses 22 106,355 164,055 36,101 73,911 Finance income 23 175,472 440,791 348,136 476,230 Finance costs 23 174,531 455,569 376,947 501,306 Share of net profits of associates and joint ventures 11 28,259 35,150 15,739 7,511 646,086 1,158,623 974,929 1,686,759 Income tax expense 24 165,550 289,766 241,647 386,678 ₩ 480,536 ₩ 868,857 ₩ 733,282 ₩ 1,300,081 Profit for the Year Attributable to: Owners of the Parent Company ₩ 440,083 ₩ 792,330 ₩ 687,941 ₩ 1,227,780 Non-controlling interests 40,453 76,527 45,341 72,301 Earnings per share attributable to the equity holders of the Parent Company Basic earnings per share 25 ₩ 1,830 ₩ 3,290 ₩ 2,820 ₩ 5,014 Diluted earnings per share 25 1,829 3,287 2,819 5,010 The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes. Profit before Income Tax Profit for the period during the period (in Korean won): Three-Month and Six-Month Periods Ended June 30 2026 2025 Three-month Six-month Three-month Six-month 5

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Comprehensive Income For the three-month and six-month periods ended June 30, 2026 and 2025 (in millions of Korean won) Notes Profit for the period ₩ 480,536 ₩ 868,857 ₩ 733,282 ₩ 1,300,081 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: Remeasurements of the net defined benefit liabilities 15 2,185 (258) 4,780 918 (70) (93) 112 256 6 257,893 579,690 153,099 146,427 Items that are or may be subsequently reclassified to profit or loss: (42) (164) - - Valuation gains (losses) on cash flow hedges 6 38,432 166,576 (184,101) (170,278) (41,419) (160,354) 185,928 186,968 (4,253) (13,940) 4,857 5,638 Exchange differences on translation of foreign operations 3,120 (905) (38,414) (36,682) 255,846 570,552 126,261 133,247 Total comprehensive income for the period ₩ 736,382 ₩ 1,439,409 ₩ 859,543 ₩ 1,433,328 Total comprehensive income for the period attributable to: Owners of the Parent Company ₩ 696,371 ₩ 1,370,116 ₩ 826,274 ₩ 1,382,296 Non-controlling interests 40,011 69,293 33,269 51,032 Three-month Six-month Three-month Six-month The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes. Share of remeasurement of the net defined benefit liabilities of associates and joint ventures Other comprehensive income (loss) from cash flow hedges reclassified to profit or loss Share of other comprehensive income (loss) of associates and joint ventures Other comprehensive income for the period, net of tax Valuation gains on equity instruments at fair value through other comprehensive income Loss on valuation of debt instruments at fair value through other comprehensive income Three-Month and Six-Month Periods Ended June 30 2026 2025 6

K T C or po ra tio n an d Su bs id ia rie s C on de ns ed C on so lid at ed In te rim S ta te m en ts o f C ha ng es in E qu ity Fo r t he s ix -m on th p er io ds e nd ed J un e 30 , 2 02 6 an d 20 25 (in m illi on s of K or ea n w on ) Sh ar e N ot es ca pi ta l B al an ce a t J an ua ry 1 , 2 02 5 ₩ 1, 56 4, 49 9 ₩ 1, 44 0, 25 8 ₩ 13 ,7 79 ,7 76 ₩ 63 ,7 29 ₩ (6 37 ,5 60 ) ₩ 16 ,2 10 ,7 02 ₩ 1, 78 5, 84 7 ₩ 17 ,9 96 ,5 49 C om pr eh en si ve in co m e P ro fit fo r t he p er io d - - 1, 22 7, 78 0 - - 1, 22 7, 78 0 72 ,3 01 1, 30 0, 08 1 R em ea su re m en ts o f n et d ef in ed b en ef it lia bi lit ie s 15 - - 85 7 - - 85 7 61 91 8 S ha re o f r em ea su re m en t o f t he n et d ef in ed b en ef it li ab ilit ie s of a ss oc ia te s an d jo in t v en tu re s - - 26 1 - - 26 1 (5) 25 6 S ha re o f o th er c om pr eh en si ve in co m e of a ss oc ia te s a nd jo in t v en tu re s - - - 5, 63 0 - 5, 63 0 8 5, 63 8 V al ua tio n ga in s (lo ss es ) o n ca sh fl ow h ed ge s 6 - - - 16 ,7 09 - 16 ,7 09 (1 9) 16 ,6 90 V al ua tio n ga in s (lo ss es ) o n fin an ci al in st ru m en ts a t f ai r v al ue th ro ug h ot he r c om pr eh en si ve in co m e 6 - - 1, 08 9 14 5, 94 6 - 14 7, 03 5 (6 08 ) 14 6, 42 7 E xc ha ng e di ffe re nc es o n tra ns la tio n of fo re ig n op er at io ns - - - (1 5, 97 6) - (1 5, 97 6) (2 0, 70 6) (3 6, 68 2) To ta l c om pr eh en si ve in co m e fo r t he p er io d - - 1, 22 9, 98 7 15 2, 30 9 - 1, 38 2, 29 6 51 ,0 32 1, 43 3, 32 8 Tr an sa ct io ns w ith o w ne rs D iv id en ds p ai d by th e Pa re nt C om pa ny - - (1 22 ,8 36 ) - - (1 22 ,8 36 ) - (1 22 ,8 36 ) I nt er im d iv id en ds p ai d by th e Pa re nt C om pa ny - - (1 46 ,9 84 ) - - (1 46 ,9 84 ) - (1 46 ,9 84 ) D iv id en ds p ai d to n on -c on tro llin g in te re st o f s ub si di ar ie s - - - - - - (1 8, 57 2) (1 8, 57 2) C ha ng e in c on so lid at io n sc op e - - - - - - (6 0, 17 7) (6 0, 17 7) C ha ng e in o w ne rs hi p in te re st s in s ub si di ar ie s - - - - 80 4 80 4 (7 ,2 42 ) (6 ,4 38 ) A pp ro pr ia tio n of re ta in ed e ar ni ng s re la te d to lo ss o n di sp os al o f t re as ur y st oc k - - (5 7) - 57 - - - A cq ui si tio n of tr ea su ry s to ck - - - - (1 99 ,3 74 ) (1 99 ,3 74 ) - (1 99 ,3 74 ) D is po sa l o f t re as ur y st oc k - - - - 4, 07 5 4, 07 5 - 4, 07 5 O th er s - - - - (4 ,8 47 ) (4 ,8 47 ) 2, 39 4 (2 ,4 53 ) Su bt ot al - - (2 69 ,8 77 ) - (1 99 ,2 85 ) (4 69 ,1 62 ) (8 3, 59 7) (5 52 ,7 59 ) B al an ce a t J un e 30 , 2 02 5 1, 56 4, 49 9 1, 44 0, 25 8 14 ,7 39 ,8 86 21 6, 03 8 (8 36 ,8 45 ) 17 ,1 23 ,8 36 1, 75 3, 28 2 18 ,8 77 ,1 18 pr em iu m ea rn in gs in co m e of e qu ity To ta l N on -c on tr ol lin g To ta l in te re st eq ui ty Sh ar e R et ai ne d ot he r c om pr eh en si ve co m po ne nt s At tr ib ut ab le to o w ne rs o f t he C on tr ol lin g C om pa ny Ac cu m ul at ed O th er 7

K T Co rp or at io n an d Su bs id ia rie s C on de ns ed C on so lid at ed In te rim S ta te m en ts o f C ha ng es in E qu ity Fo r t he s ix -m on th p er io ds e nd ed J un e 30 , 2 02 6 an d 20 25 (in m illi on s of K or ea n w on ) N ot es B al an ce a t J an ua ry 1 , 2 02 6 ₩ 1, 56 4, 49 9 ₩ 1, 44 0, 25 8 ₩ 14 ,9 64 ,3 32 ₩ 56 3, 27 9 ₩ (8 76 ,7 15 ) ₩ 17 ,6 55 ,6 53 ₩ 1, 80 2, 37 0 ₩ 19 ,4 58 ,0 23 C om pr eh en si ve in co m e P ro fit fo r t he y ea r - - 79 2, 33 0 - - 79 2, 33 0 76 ,5 27 86 8, 85 7 R em ea su re m en ts o f n et d ef in ed b en ef it lia bi lit ie s 15 - - (2 ,0 82 ) - - (2 ,0 82 ) 1, 82 4 (2 58 ) S ha re o f r em ea su re m en t o f t he n et d ef in ed b en ef it li ab ilit ie s of a ss oc ia te s an d jo in t v en tu re s - - (9 7) - - (9 7) 4 (9 3) S ha re o f o th er c om pr eh en si ve in co m e of a ss oc ia te s a nd jo in t v en tu re s - - - (1 0, 98 8) - (1 0, 98 8) (2 ,9 52 ) (1 3, 94 0) V al ua tio n ga in s on c as h flo w h ed ge s 6 - - - 5, 94 4 - 5, 94 4 27 8 6, 22 2 V al ua tio n ga in s (lo ss es ) o n fin an ci al in st ru m en ts a t f ai r v al ue t hr ou gh o th er c om pr eh en si ve in co m e 6 - - 4, 09 3 57 8, 64 9 - 58 2, 74 2 (3 ,2 16 ) 57 9, 52 6 E xc ha ng e di ffe re nc es o n tra ns la tio n of fo re ig n op er at io ns - - - 2, 26 7 - 2, 26 7 (3 ,1 72 ) (9 05 ) To ta l c om pr eh en si ve in co m e fo r t he p er io d - - 79 4, 24 4 57 5, 87 2 - 1, 37 0, 11 6 69 ,2 93 1, 43 9, 40 9 Tr an sa ct io ns w ith o w ne rs D iv id en ds p ai d by th e Pa re nt C om pa ny - - (1 44 ,6 58 ) - - (1 44 ,6 58 ) - (1 44 ,6 58 ) I nt er im d iv id en ds p ai d by th e Pa re nt C om pa ny - - (1 43 ,8 63 ) - - (1 43 ,8 63 ) - (1 43 ,8 63 ) D iv id en ds p ai d to n on -c on tro llin g in te re st o f s ub si di ar ie s - - - - - - (2 6, 22 3) (2 6, 22 3) C ha ng e in o w ne rs hi p in te re st s in s ub si di ar ie s - - - - (1 ,3 05 ) (1 ,3 05 ) (3 12 ) (1 ,6 17 ) A pp ro pr ia tio n of re ta in ed e ar ni ng s re la te d to - - (9 1) - 91 - - - A cq ui si tio n of tr ea su ry s to ck - - - - (1 53 ,5 60 ) (1 53 ,5 60 ) - (1 53 ,5 60 ) D is po sa l o f t re as ur y st oc k - - - - 4, 71 6 4, 71 6 - 4, 71 6 O th er s - - - - (2 ,6 88 ) (2 ,6 88 ) 1, 74 6 (9 42 ) Su bt ot al - - (2 88 ,6 12 ) - (1 52 ,7 46 ) (4 41 ,3 58 ) (2 4, 78 9) (4 66 ,1 47 ) B al an ce a t J un e 30 , 2 02 6 ₩ 1, 56 4, 49 9 ₩ 1, 44 0, 25 8 ₩ 15 ,4 69 ,9 64 ₩ 1, 13 9, 15 1 ₩ (1 ,0 29 ,4 61 ) ₩ 18 ,5 84 ,4 11 ₩ 1, 84 6, 87 4 ₩ 20 ,4 31 ,2 85 Th e ab ov e co ns ol id at ed In te rim s ta te m en ts o f c ha ng es in e qu ity s ho ul d be re ad in c on ju nc tio n w ith th e ac co m pa ny in g no te s. To ta l in te re st eq ui ty Sh ar e Sh ar e R et ai ne d ot he r c om pr eh en si ve co m po ne nt s ca pi ta l pr em iu m ea rn in gs in co m e of e qu ity O th er N on -c on tr ol lin g To ta l At tr ib ut ab le to o w ne rs o f t he C on tr ol lin g C om pa ny Ac cu m ul at ed 8

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Cash Flows For the six-month periods ended June 30, 2026 and 2025 (in millions of Korean won) Notes Cash flows from (used in) operating activities Cash generated from operations 26 ₩ 2,325,675 ₩ 2,793,143 Interest paid (222,585) (204,874) Interest received 177,178 176,611 Dividends received 62,564 41,793 Income tax paid (171,208) (120,385) Cash flows from operating activities 2,171,624 2,686,288 Cash flows from (used in) investing activities Collection of loans 18,866 17,418 Disposals of financial assets at fair value through profit or loss 49,725 50,505 Disposal of financial assets at amortized cost 1,013,328 428,377 13,605 2,297 1,860 - 5,011 13,205 Disposals of property, equipment and investment properties 23,301 30,534 Disposals of intangible assets 312 3,128 Disposals of right-of-use assets 324 423 Disposals of derivatives 981 4,256 Increase in cash due to change in consolidation scope - 126,968 Loans granted (7,087) (33,073) Acquisitions of financial assets at fair value through profit or loss (60,826) (39,953) Acquisitions of financial assets at amortized cost (1,205,883) (532,341) Acquisitions of financial assets at fair value through other comprehensive income (3,328) (100,000) Acquisitions of investments in associates and joint ventures (25,780) (13,942) Acquisitions of property and equipment and investment properties (1,184,005) (2,029,371) Acquisitions of intangible assets (491,275) (345,943) Acquisitions of right-of-use assets (27) (169) Decrease in cash due to consolidation scope change - (3) Cash outflow under derivatives contracts (109,960) - Cash flows used in investing activities ₩ (1,960,858) ₩ (2,417,684) Six-Month Periods Ended June 30 2026 2025 Disposals of financial assets at fair value through other compr Disposals of investments in associates and joint ventures Disposals of assets held-for-sale 9

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Cash Flows For the six-month periods ended June 30, 2026 and 2025 (In millions of Korean won) Notes Cash flows from (used in) financing activities 27 Proceeds from borrowings ₩ 1,666,206 ₩ 3,651,239 Cash inflow from derivatives contracts - 405 Cash inflow from transactions with non-controlling shareholders 383 482 Cash inflow from other financing activities 34 26,583 Repayments of borrowings (1,650,755) (3,166,955) Dividends paid (314,744) (288,392) Decrease in lease liabilities (217,199) (202,157) Cash outflow under derivatives contracts - (3,724) Acquisition of treasury stock (153,560) (199,374) Cash outflow from transactions with non-controlling shareholders (2,001) (3,634) Cash outflow from other financing activities (484) (663) Cash flows used in financing activities (672,120) (186,190) Effect of exchange rate change on cash and cash equivalents 4,196 (4,684) Net increase (decrease) in cash and cash equivalents (457,158) 77,730 Cash and cash equivalents Beginning of the period 3,506,971 3,716,680 End of the period ₩ 3,049,813 ₩ 3,794,410 The above consolidated Interim statements of cash flows should be read in conjunction with the accompanying notes. 2026 2025 Six-Month Periods Ended June 30 10

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 11 1. General Information The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 78 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd. and othersas described in Note 1.2 1.1 The Controlling Company KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea. On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea. On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange. On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represented new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange. In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2026, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 12 1.2 Consolidated Subsidiaries (1) The consolidated subsidiaries as at June 30, 2026 and December 31, 2025, are as follows: Controlling Interest 1 (%) Subsidiary Type of business Location June 30, 2026 December 31, 2025 Closing month KT Telecop Co., Ltd. Security service Korea 92.7% 92.7% December KT Alpha Co., Ltd. 4 Data communication Korea 73.0% 73.0% December KT Service Bukbu Co., Ltd. Opening services of fixed line Korea 78.9% 78.9% December KT Service Nambu Co., Ltd. 4 Opening services of fixed line Korea 97.8% 97.8% December KT Commerce Inc. B2C, B2B service and relevant value-added service Korea 100.0% 100.0% December KT Strategic Investment Fund No.3 Investment fund Korea 100.0% 100.0% December KT Strategic Investment Fund No.4 Investment fund Korea 100.0% 100.0% December KT Strategic Investment Fund No.5 Investment fund Korea 100.0% 100.0% December BC-VP Strategic Investment Fund No.1 Investment fund Korea 100.0% 100.0% December BC Card Co., Ltd. Credit card business Korea 69.5% 69.5% December VP Inc. 4 Payment security service for credit card, others Korea 72.2% 72.2% December BC Card China Co., Ltd. Software development and data processing China 100.0% 100.0% December Smartro Co., Ltd. VAN (Value Added Network) business Korea 64.5% 64.5% December KTDS Co., Ltd. 4 System integration and maintenance Korea 91.6% 91.6% December KT M&S Co., Ltd. PCS distribution Korea 100.0% 100.0% December KT GENIE Music Corporation2 Online music production and distribution Korea 36.0% 36.0% December KT MOS Bukbu Co., Ltd. 4 Telecommunication facility maintenance Korea 100.0% 100.0% December KT MOS Nambu Co., Ltd. 4 Telecommunication facility maintenance Korea 98.4% 98.4% December KT Skylife Co., Ltd. 4 Satellite TV Korea 50.5% 50.5% December KT ENA Co., Ltd. TV contents provider Korea 100.0% 100.0% December KT Estate Inc. Residential building development and supply Korea 100.0% 100.0% December KT Investment Management Inc. Asset management, real estate, and consulting services Korea 100.0% 100.0% December KTGDH Co., Ltd. Data center development and related service Korea 100.0% 100.0% December KT Sat Co., Ltd. Satellite communication business Korea 100.0% 100.0% December kt Nasmedia Co., Ltd.2,4 Solution provider and IPTV advertisement sales business Korea 44.7% 44.1% December KT Sports Co., Ltd. Management of sports teams Korea 100.0% 100.0% December KTCS Corporation 2,4 Database and online information provider Korea 34.1% 34.1% December KTIS Corporation 2,4 Database and online information provider Korea 33.4% 33.4% December KT M Mobile Co., Ltd. Special category telecommunications operator and sales of communication device Korea 100.0% 100.0% December

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 13 Controlling Interest 1 (%) Subsidiary Type of business Location June 30, 2026 December 31, 2025 Closing month KT Investment Co., Ltd. Financing business for new technology Korea 100.0% 100.0% December Next Connect PFV Co., Ltd. Residential building development and supply Korea 100.0% 100.0% December KT Rwanda Networks Ltd. Network install management Rwanda 51.0% 51.0% December AOS Ltd. System integration and maintenance Rwanda 51.0% 51.0% December KT Japan Co., Ltd. Foreign investment business and local counter work Japan 100.0% 100.0% December East Telecom LLC Wireless/fixed line internet business Uzbekistan 91.6% 91.6% December KT America, Inc. Foreign investment business and local counter work USA 100.0% 100.0% December PT. BC Card Asia Pacific Software development and delivery Indonesia 99.9% 99.9% December KT Hongkong Telecommunications Co., Ltd. Fixed line telecommunication business Hong Kong 100.0% 100.0% December Korea Telecom Singapore Pte. Ltd. Foreign investment business and local counter work Singapore 100.0% 100.0% December Texnoprosistem LLC Fixed line internet business Uzbekistan 100.0% 100.0% December KT Huimangjieum Co., Ltd. Manufacturing Korea 100.0% 100.0% December K-REALTY RENTAL HOUSING REIT 3 Residential building Korea 88.6% 88.6% December Storywiz Co., Ltd. Contents and software development and supply Korea - 100.0% December KT Engineering Co., Ltd. Telecommunication facility construction and maintenance Korea 100.0% 100.0% December KT Studio Genie Co., Ltd. Data communication service and data communication construction business Korea 90.9% 90.9% December KTHS Corporation Operation and maintenance of facilities Korea 100.0% 100.0% December kt HCN Co., Ltd. Cable television service Korea 100.0% 100.0% December kt Millie Seojae 2 Book contents service Korea 38.4% 38.4% December KT ES Pte. Ltd. Foreign investment business Singapore 68.8% 68.8% December Epsilon Global Communications PTE. Ltd. Network service industry Singapore 100.0% 100.0% December Epsilon Telecommunications (SP) PTE. Ltd. Fixed line telecommunication business Singapore 100.0% 100.0% December Epsilon Telecommunications (US) PTE. Ltd. Fixed line telecommunication business Singapore 100.0% 100.0% December Epsilon Telecommunications Limited Fixed line telecommunication business UK 100.0% 100.0% December Epsilon Telecommunications (HK) Limited Fixed line telecommunication business Hong Kong 100.0% 100.0% December Epsilon US Inc. Fixed line telecommunication business USA 100.0% 100.0% December Epsilon Telecommunications (BG) EOOD Employee support service Bulgaria 100.0% 100.0% December Nasmedia-KT Alpha Future Growth Strategic Investment Fund Investment fund Korea 100.0% 100.0% December KT Strategic Investment Fund 6 Investment fund Korea 100.0% 100.0% December

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 14 Controlling Interest 1 (%) Subsidiary Type of business Location June 30, 2026 December 31, 2025 Closing month KT Altimedia Corporation Software development and delivery Korea 100.0% 100.0% December KT Altimedia B.V. Software development and delivery Netherlands 100.0% 100.0% December KT Altimedia Vietnam Software development and delivery Vietnam 100.0% 100.0% December BCCARD VIETNAM LTD. Software sales business Vietnam 100.0% 100.0% December KTP SERVICES INC. Fixed line telecommunication business Philippines 100.0% 100.0% December Hangang Real Estate Investment Trust No. 24 Investment fund Korea 75.0% 75.0% December KT DX VIETNAM COMPANY LIMITED Software development Vietnam 100.0% 100.0% December KT Cloud Co., Ltd. Information and communications development Korea 92.6% 92.6% December PT CRANIUM ROYAL ADITAMA Software development Indonesia 67.0% 67.0% December Open cloud lab Co., Ltd. IT consulting service and Telecommunication equipment sales Korea 100.0% 100.0% December KT Living, Inc. Residential building management Korea 100.0% 100.0% December K-Realty Qualified Private Real Estate Investment Trust No. 1 3 Real estate management Korea 6.5% 6.5% December AQUA RETAIL VIETNAM COMPANY LIMITED E-voucher issuance and trading business Vietnam 100.0% 100.0% December K-Realty Qualified Private Real Estate Investment Trust No. 4 Real estate management Korea 98.3% 98.3% December BC Strategic Investment Fund 2 Investment fund Korea 100.0% 100.0% December K-Logis Hwaseong Inc. Residential building development and supply Korea 80.0% 80.0% December kt netcore Co. Ltd. Telecommunication facility maintenance and service business Korea 100.0% 100.0% December kt p&m Co. Ltd. Information and communications development and electrical engineering construction Korea 100.0% 100.0% December Seongsu269 Development PFV Co, Ltd Investment fund Korea 90.9% 85.2% December Gangnam Station 1307 PFV Co., Ltd. Investment fund Korea 60.3% 60.3% December AI Media Broadcasting Co., Ltd. Satellite TV Korea 100% - December 1 Sum of the interests owned by the Controlling Company and subsidiaries. 2 Although the Controlling Company owns less than 50% of the interest in kt Nasmedia Co., Ltd., KTCS Corporation, KTIS Corporation, kt Millie Seojae, and KT GENIE Music Corporation, these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders’ meetings. 3 Although the Controlling Company owns less than 50% of the interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as 'power', 'variable profit', and 'relationship between power and variable profit', rather than simply judging by the interests owned by the Controlling Company. 4 The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 15 (2) Change in Scope of Consolidation Changes Location Name of subsidiary Reason Increase Korea AI Media Broadcasting Co., Ltd. Split-off Decrease Korea Storywiz Co., Ltd. Merged (3) Summarized information for consolidated subsidiaries before elimination of intercompany transactions as at June 30, 2026 and December 31, 2025, and for the six-month periods ended June 30, 2026 and 2025, is as follows (In millions of Korean won) June 30, 2026 Six-month period ended June 30, 2026 s Total assets Total liabilities Operating revenues Profit(loss) for the period KT Telecop Co., Ltd. ₩ 412,683 244,254 287,141 9,373 KT Alpha Co., Ltd. 481,533 170,010 192,525 24,747 KT Service Bukbu Co., Ltd. 59,328 51,498 117,485 2,187 KT Service Nambu Co., Ltd. 106,006 98,039 187,041 434 BC Card Co., Ltd. 1 7,163,519 5,140,688 1,804,400 106,185 KT Nasmedia Co., Ltd. 393,704 190,862 58,713 10,476 KTDS Co., Ltd. 1 289,873 122,276 347,562 11,181 KT M&S Co., Ltd. 223,108 133,116 408,342 9,667 KT MOS Bukbu Co., Ltd. 53,298 33,592 52,444 497 KT MOS Nambu Co., Ltd. 57,339 31,150 52,678 769 KT Skylife Co., Ltd. 1 1,039,015 478,228 488,897 10,795 KT Estate Inc. 1 3,583,054 1,803,453 526,256 69,383 KT GDH Co., Ltd. 3,736 387 87 (1,013) KT Sat Co., Ltd. 715,964 34,885 95,862 16,800 KT Sports Co., Ltd. 47,062 17,607 54,085 4,582 KT M Mobile Co., Ltd. 223,565 96,336 197,270 5,425 KT Investment Co., Ltd. 1 69,631 38,539 3,794 1,158 KTCS Corporation 1 445,632 209,687 474,168 15,728 KTIS Corporation 451,983 208,313 310,259 10,558 Next Connect PFV 941,543 254,456 35,107 2,501 KT Japan Co., Ltd. 1 1,921 3,388 1,626 (34) KT America, Inc. 7,847 606 8,485 353 KT Rwanda Networks Ltd. 2 115,761 163,361 11,203 (8,443) AOS Ltd. 2 20,754 20,099 7,762 2,853 KT Hong Kong Telecommunications Co., Ltd. 13,579 4,766 9,349 507 KT Huimangjieum 1 12,484 3,894 9,332 864 KT Engineering Co., Ltd. 113,794 58,834 89,594 (2,860)

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 16 (In millions of Korean won) June 30, 2026 Six-month period ended June 30, 2026 s Total assets Total liabilities Operating revenues Profit(loss) for the period KT Studio Genie Co., Ltd. 1 795,082 181,712 254,103 4,962 East Telecom LLC 1 95,511 39,799 19,418 2,482 KT ES Pte. Ltd. 1 77,749 76,934 53,202 (7,627) KTP SERVICES INC. 2,115 18 42 (137) KT Altimedia Corporation 1 39,984 7,595 16,732 94 KT DX VIETNAM COMPANY LIMITED 1,300 124 602 (76) KT Cloud Co., Ltd. 1 2,645,455 1,070,278 515,513 12,740 K-Realty Qualified Private Real Estate Investment Trust No. 1 77,176 50,381 2,299 (128) AQUA RETAIL VIETNAM COMPANY LIMITED 317 - - - kt netcore. Co. Ltd. 171,851 107,059 317,389 23 kt p&m Co. Ltd. 33,514 18,563 35,086 2,335 1 As intermediate controlling companies, financial information from their consolidated financial statements is presented. 2 Redeemable preferred stock issued by subsidiaries as at the end of the reporting period is included in liabilities. (In millions of Korean won) December 31, 2025 Six-month period ended June 30, 2025 s Total assets Total liabilities Operating revenues Profit(loss) for the period KT Telecop Co., Ltd. ₩ 393,333 234,285 293,735 11,369 KT Alpha Co., Ltd. 495,896 192,822 196,613 24,085 KT Service Bukbu Co., Ltd. 59,502 53,859 112,545 (1,092) KT Service Nambu Co., Ltd. 107,727 99,990 185,107 (10,750) BC Card Co., Ltd. 1 6,558,304 4,626,053 1,781,787 94,873 KT Nasmedia Co., Ltd.1 440,266 238,576 57,429 2,494 KTDS Co., Ltd. 1 311,710 146,073 327,172 16,937 KT M&S Co., Ltd. 238,108 157,783 364,500 11,081 KT MOS Bukbu Co., Ltd. 54,039 34,830 48,748 368 KT MOS Nambu Co., Ltd. 54,657 29,236 49,280 933 KT Skylife Co., Ltd. 1 975,400 413,080 490,091 12,559 KT Estate Inc. 1 3,266,800 1,534,793 294,380 3,029 KT GDH Co., Ltd. 7,852 1,181 1,693 131 KT Sat Co., Ltd. 696,796 32,436 93,191 15,090 KT Sports Co., Ltd. 32,098 7,205 49,436 6,129

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 17 (In millions of Korean won) December 31, 2025 Six-month period ended June 30, 2025 s Total assets Total liabilities Operating revenues Profit(loss) for the period KT M Mobile Co., Ltd. 222,683 90,445 191,733 7,521 KT Investment Co., Ltd. 1 73,066 43,133 2,797 539 KTCS Corporation 1 470,973 245,806 483,248 15,325 KTIS Corporation 449,527 211,060 309,309 10,068 Next Connect PFV 967,898 279,246 1,040,417 360,097 KT Japan Co., Ltd. 1 1,900 3,271 1,642 89 KT America, Inc. 7,080 589 3,788 152 KT Rwanda Networks Ltd. 2 112,981 149,440 10,409 (10,938) AOS Ltd. 2 17,996 20,221 5,792 1,236 KT Hong Kong Telecommunications Co., Ltd. 9,942 2,202 5,882 202 KT Huimangjieum 1 11,134 3,408 9,351 367 KT Engineering Co., Ltd. 153,146 95,252 90,953 (8,526) KT Studio Genie Co., Ltd. 1 791,790 181,688 229,742 9,879 East Telecom LLC 1 88,259 39,227 20,584 5,344 KT ES Pte. Ltd. 1 76,013 69,059 48,590 967 KTP SERVICES INC. 2,179 10 - (129) KT Altimedia Corporation 1 42,655 9,300 16,801 193 KT DX VIETNAM COMPANY LIMITED 1,457 291 356 (134) KT Cloud Co., Ltd. 1 2,659,479 1,099,355 470,610 36,442 K-Realty Qualified Private Real Estate Investment Trust No. 1 77,384 50,062 2,276 (618) AQUA RETAIL VIETNAM COMPANY LIMITED 296 - 501 (422) kt netcore. Co. Ltd. 174,021 109,253 269,107 (17,821) kt p&m Co. Ltd. 32,513 19,889 31,834 1,016 1 As intermediate controlling companies, financial information from their consolidated financial statements is presented. 2 Redeemable preferred stock issued by subsidiaries as at the end of the reporting period is included in liabilities.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 18 2. Material Accounting Policies 2.1 Basis of Preparation The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangeul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements. The consolidated interim financial statements of the Group for the six-month period ended June 30, 2026, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, the annual consolidated financial statements as at December 31, 2025 prepared in accordance with IFRS should be used together. 2.2 Changes in Accounting Policy and Disclosures (1) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026. - Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). - Annual Improvements to Korean IFRS -Volume 11 Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026. Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’ Korean IFRS 1007 Statement of Cash Flows: Cost method

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 19 Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. (2) New and amended standards not yet adopted by the Group The following new and amended accounting standards and interpretations have been issued but are not mandatory for the annual reporting period ending on December 31, 2026.: - Korean IFRS 1118 Presentation and Disclosure in Financial Statements Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. Korean IFRS 1118 is expected to increase comparability of the financial performance of similar entities by providing users with more useful information for analyzing and comparing the entity’s performance based on the income statement. Korean IFRS 1118 should be first applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, the comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118 as the Group is required to apply the standard retrospectively. When the Group prepares its financial statements by applying Korean IFRS 1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all differences that may arise in the future and may be subject to change based on the results of additional analysis. Changes in presentation of income statement Introduction of disclosure of management-defined performance measures Changes in classification of cash flows The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 20 2.3 Accounting Policies The material accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2025, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below. 2.3.1 Income Tax Expense Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period. The Group is subject to Pillar Two income taxes and has reviewed the impact on the financial statements. As aresult of this assessment, no Pillar Two current tax expense is recognized for the current period, and the exception to the recognition and disclosure of deferred taxes has been applied. 3. Critical Accounting Estimates and Assumptions The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are evaluated continuously and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 21 4. Financial Instruments by Category Financial instruments by category as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 3,049,813 - - - 3,049,813 Trade and other receivables 8,420,864 - 100,985 - 8,521,849 Other financial assets 1,662,713 996,507 3,207,742 531,038 6,398,000 (In millions of Korean won) June 30, 2026 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 6,890,145 - - - 6,890,145 Borrowings 11,270,823 - - - 11,270,823 Other financial liabilities 1,026,315 - 1,981 - 1,028,296 Lease liabilities - - - 1,344,358 1,344,358 1 Amounts related to employee benefit plans are excluded in Trade and other payables (In millions of Korean won) December 31, 2025 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 3,506,971 - - - 3,506,971 Trade and other receivables 7,806,644 - 107,644 - 7,914,288 Other financial assets 1,476,527 774,557 2,423,277 315,537 4,989,898 (In millions of Korean won) December 31, 2025 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 6,693,177 - - - 6,693,177 Borrowings 10,785,572 - - - 10,785,572 Other financial liabilities 999,020 105,810 13,862 - 1,118,692 Lease liabilities - - - 1,423,206 1,423,206 1 Amounts related to employee benefit plans are excluded in Trade and other payables

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 22 5. Trade and Other Receivables (1) Trade and other receivables as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 3,417,050 (396,556) (8,232) 3,012,262 Other receivables 3,447,988 (104,869) (1,577) 3,341,542 Total ₩ 6,865,038 (501,425) (9,809) 6,353,804 Non-current assets Trade receivables ₩ 326,548 (1,261) (17,651) 307,636 Other receivables 1,950,825 (81,087) (9,329) 1,860,409 Total ₩ 2,277,373 (82,348) (26,980) 2,168,045 (In millions of Korean won) December 31, 2025 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 3,331,715 (385,739) (7,959) 2,938,017 Other receivables 3,014,911 (104,747) (3,032) 2,907,132 Total ₩ 6,346,626 (490,486) (10,991) 5,845,149 Non-current assets Trade receivables ₩ 330,619 (1,290) (15,703) 313,626 Other receivables 1,850,564 (86,270) (8,781) 1,755,513 Total ₩ 2,181,183 (87,560) (24,484) 2,069,139

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 23 (2) Details of other receivables as at June 30, 2026 and December 31, 2025, are as follows: 1 As at June 30, 2026, credit sales asset of ₩ 1,767,211 million (December 31, 2025: ₩ 1,550,049 million) held by BC Card Co., Ltd. are included. (3) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2026. (4) The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract. (In millions of Korean won) June 30, 2026 December 31, 2025 Loans ₩ 49,244 61,915 Receivables 1 2,791,282 2,458,065 Accrued income 51,644 47,802 Refundable deposits 239,872 241,287 Loans receivable 1,965,197 1,753,505 Finance lease receivables 245,282 245,055 Others 45,386 46,033 Less: Provision for impairment (185,956) (191,017) Total ₩ 5,201,951 4,662,645

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 24 6. Other Financial Assets and Liabilities (1) Details of other financial assets and liabilities as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Other financial assets Financial assets at amortized cost 1 ₩ 1,662,713 1,476,527 Financial assets at fair value through profit or loss 1,2 996,507 774,557 Financial assets at fair value through other comprehensive income 3,207,742 2,423,277 Derivatives used for hedging 531,038 315,537 Less: Non-current (4,227,939) (3,362,916) Current ₩ 2,170,061 1,626,982 Other financial liabilities Financial liabilities at amortized cost 3,4 ₩ 1,026,315 999,020 Financial liabilities at FVTPL - 105,810 Derivatives used for hedging 1,981 13,862 Less: Non-current (585,479) (592,599) Current ₩ 442,817 526,093 1 As at June 30, 2026, the Group’s financial instruments amount to ₩ 121,315 million (December 31, 2025: ₩ 118,946 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions. 2 As at June 30, 2026, the Group provided investments in Korea Software Financial Cooperative and others amounting to ₩ 11,025 million (December 31, 2025: ₩ 10,695 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others. 3 The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and kt Cloud Co., Ltd. (Note 16). 4 The amount includes liabilities convertible preferred stock issued by kt Cloud Co., Ltd. (Note 16).

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 25 (2) Financial Assets at fair value through profit or loss 1) Details of financial assets at fair value through profit or loss as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Equity instruments (Listed) ₩ - 3,562 Equity instruments (Unlisted) 46,342 46,955 Debt instruments 948,326 723,978 Derivatives held for trading 1,839 62 Total 996,507 774,557 Less: Non-current (733,776) (709,412) Current ₩ 262,731 65,145 2) The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as at June 30, 2026. (3) Financial Assets at fair value through other comprehensive income 1) Details of financial assets at fair value through other comprehensive income as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Equity instruments (Listed) ₩ 2,838,278 2,044,789 Equity instruments (Unlisted) 364,139 372,341 Debt instruments 5,325 6,147 Total 3,207,742 2,423,277 Less: Non-current (3,207,742) (2,423,277) Current ₩ - - 2) Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 26 (4) Derivatives used for Hedging 1) Details of valuation of derivatives used for hedging as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Assets Liabilities Assets Liabilities Interest rate swap ₩ 3,032 - 1,810 - Currency swap 1 528,006 1,981 313,727 13,862 Total 531,038 1,981 315,537 13,862 Less: Non-current (254,390) (240) (202,144) (13,862) Current ₩ 276,648 1,741 113,393 - 1 The expected maximum period during which the Group is exposed to cash flow variability arising from the forecast transactions designated as hedged items is until September 7, 2034. The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months. 2) Details of valuation gains and losses on the derivative instruments for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Type of transaction Valuation gain Valuation loss Other comprehensive Income(loss)1 Valuation gain Valuation loss Other comprehensive Income(loss)1 Interest rate swap ₩ 24 - 1,346 2 103 (82) Currency swap 220,062 1,149 7,111 2,408 252,754 22,239 Total ₩ 220,086 1,149 8,457 2,410 252,857 22,157 1 The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity. 3) The effective portion recognized in other comprehensive income related to cash flow hedges amounts to valuation gains of ₩ 227,543 million for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: valuation loss of ₩ 229,194 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩ 706 million as current profit or loss for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: ₩ 434 million). In addition, the valuation gains reclassified from other comprehensive income to profit or loss amounts to ₩ 219,086 million for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: valuation loss of ₩ 251,351 million).

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 27 (5) Financial Liabilities at fair value through profit or loss 1) Details of financial liabilities at fair value through profit or loss as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Derivatives held for trading 1 ₩ - 105,810 1 This represents derivative liabilities recognized in relation to the shareholders' agreement entered into with financial investors participating in the paid-in capital increase of K Bank Inc., which were extinguished during the current period upon the listing of K Bank Inc. 2) The valuation gain and loss on financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Valuation gain Valuation loss Valuation gain Valuation loss Derivatives liabilities held for trading ₩ - 4,582 17,254 3,447 7. Inventories Inventories as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Acquisition cost Valuation allowance Carrying amount Acquisition cost Valuation allowance Carrying amount Merchandise ₩ 621,424 (22,769) 598,655 421,615 (31,188) 390,427 Others 27,058 (55) 27,003 25,763 (55) 25,708 Total ₩ 648,482 (22,824) 625,658 447,378 (31,243) 416,135 Cost of inventories recognized as expenses for the six-month period ended June 30, 2026 amounts to ₩ 1,746,290 million (for the six-month period ended June 30, 2025: ₩ 2,120,945 million) and reversal valuation loss on inventory amounts to ₩ 8,419 million for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: ₩ 57,294 million).

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 28 8. Other Assets and Liabilities Other assets and liabilities as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Other assets Advance payments ₩ 237,524 177,929 Prepaid expenses 356,223 262,230 Contract cost 2,082,992 2,099,088 Contract assets 1,035,148 1,026,260 Others 13,935 20,431 Less: Non-current (1,107,635) (1,017,830) Current ₩ 2,618,187 2,568,108 Other liabilities Advances received 1 ₩ 406,498 390,216 Withholdings 128,145 140,817 Unearned revenue 1 51,311 42,197 Lease liabilities 1,344,358 1,423,206 Contract liabilities 212,051 239,738 Others 26,214 57,793 Less: Non-current (1,035,627) (1,108,141) Current ₩ 1,132,950 1,185,826 1 The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20). 9. Assets Held-for-sale For the period ended June 30, 2026, the Group classified ₩ 2,426 million of certain tangible and intangible assets and other assets as non-current assets held for sale, as it had decided to dispose them. The asset was measured at net fair value in accordance with K-IFRS 1105. The details of the assets held for sale are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Machinery and equipment ₩ - 1,890 Other Intangible assets 926 926 Others 1,500 1,500 Total ₩ 2,426 4,316

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 29 10. Property and Equipment, Investment Properties, and Intangible Assets (1) Changes in property and equipment for six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 14,258,472 14,825,814 Acquisition and capital expenditure 908,654 1,014,710 Disposal and termination (52,297) (46,182) Depreciation (1,362,240) (1,415,575) Transfer to investment properties (34,165) (11,028) Changes in consolidation scope - (3,644) Impairment Loss (81) - Others 1 (22,417) (137,726) Ending, net ₩ 13,695,926 14,226,369 1 Amounts include transfers to intangible assets. (2) Changes in investment properties for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 2,872,049 2,299,616 Acquisition and capital expenditure 134,606 643,954 Disposal (1,469) - Depreciation (34,421) (41,231) Transfer from property, plant and equipment 34,165 11,028 Changes in consolidation - (3,401) Others (5,083) 7,623 Ending, net ₩ 2,999,847 2,917,589 (3) As at June 30, 2026, the Group (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ₩ 189,683 million for one year or less, ₩ 388,444 million for more than one year and less than five years, ₩ 188,047 million for over five years, and ₩ 766,174 million in total.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 30 (4) Changes in intangible assets for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 1,556,621 1,862,740 Acquisition and capital expenditure 1 635,510 191,444 Disposal and termination (1,165) (6,792) Amortization (294,791) (303,639) Impairment (199) (821) Changes in consolidation scope - (34,653) Others (21,995) (9,753) Ending, net ₩ 1,873,981 1,698,526 1 Amounts include transfers from property and equipment. (5) The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ₩ 208,781 million as at June 30, 2026 (December 31, 2025: ₩ 201,308 million). (6) Goodwill is allocated to the Group’s cash-generating units, which are identified by operating segments. As at June 30, 2026, the goodwill allocated to each cash-generation unit is as follows: (In millions of Korean won) Cash-Generating Unit Amount Mobile services ₩ 65,057 BC Card Co., Ltd.. 41,234 kt Millie Seojae 54,725 KT Telecop Co., Ltd. 15,418 KT MOS Bukbu Co., Ltd. and others 32,691 Total ₩ 209,125 The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The value in use was calculated using pre-tax cash flow estimates based on financial budgets, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group has determined revenue growth rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks associated with related operations.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 31 11. Investments in Associates and Joint Ventures (1) Details of associates as at June 30, 2026 and December 31, 2025, are as follows: Percentage of ownership (%) Location Closing month June 30, 2026 December 31, 2025 KIF Investment Fund 33.3% 33.3% Korea December K Bank Inc. 31.2% 33.7% Korea December HD Hyundai Robotics Co., Ltd. 1 10.0% 10.0% Korea December Megazone Cloud Corporation 1 6.8% 6.8% Korea December IGIS No. 468-1 General Private Real Estate Investment Company 44.6% 44.6% Korea December KT-DSC Creative Economy Youth Start- up Investment Fund 28.6% 28.6% Korea December IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395 35.3% 35.3% Korea December 1 Although the Group holds less than 20% interest in ordinary shares as at June 30, 2026, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies. (2) Changes in investments in associates and joint ventures for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 Beginning Acquisition (Disposal) Share of net profit (loss) from associates and joint ventures 1 Others Ending KIF Investment Fund ₩ 194,991 - 16,511 (7,164) 204,338 K Bank Inc. 938,217 21,501 18,158 (10,179) 967,697 HD Hyundai Robotics Co., Ltd. 44,951 - (695) 126 44,382 Megazone Cloud Corporation 128,635 - 930 732 130,297 IGIS No. 468-1 General Private Real Estate Investment Company 23,160 - (141) - 23,019 KT-DSC Creative Economy Youth Start-up Investment Fund 15,580 - 8,147 - 23,727 IGIS Professional Investors Private Investment Real Estate Investment LLC No 395 7,261 - (1,448) - 5,813 Others 1 211,151 20,769 (7,479) 1,625 226,066 Total ₩ 1,563,946 42,270 33,983 (14,860) 1,625,339

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 32 (In millions of Korean won) 2025 Beginning Acquisition (Disposal) Share of net profit (loss) from associates and joint ventures 1 Others Ending KIF Investment Fund ₩ 191,125 - 779 (1,366) 190,538 K Bank Inc. 917,641 - 24,163 550 942,354 HD Hyundai Robotics Co., Ltd. 45,830 - (720) 1,057 46,167 Megazone Cloud Corporation 130,773 - (1,169) 1,261 130,865 IGIS No. 468-1 General Private Real Estate Investment Company 23,374 - (80) - 23,294 KT-DSC Creative Economy Youth Start-up Investment Fund 15,951 (650) 1,165 (700) 15,766 IGIS Professional Investors Private Investment Real Estate Investment LLC No 395 9,727 - (945) - 8,782 Others 1 227,811 8,278 (10,589) (336) 225,164 Total ₩ 1,562,232 7,628 12,604 466 1,582,930 1 KT Investment Co., Ltd. and KT investment management Inc., both subsidiaries of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized as operating income for the six-months period ended June 30, 2026 amount to ₩ 1,167 million (Six-month period ended June 30, 2025: net loss of ₩ 201 million).

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 33 (3) Summarized statements of financial position of the major associates and joint ventures as at June 30, 2026 and December 31, 2025 and summarized statements of profit or loss for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) June 30, 2026 Assets Liabilities Operating revenue Profit(loss) for the period KIF Investment Fund ₩ 613,012 - 61,404 49,534 K Bank Inc. 31,532,138 29,090,992 649,807 60,345 HD Hyundai Robotics Co., Ltd. 494,127 216,368 163,798 (4,693) Megazone Cloud Corporation 1,659,341 1,007,419 1,358,290 15,104 IGIS No. 468-1 General Private Real Estate Investment Company 51,574 11 - (315) KT-DSC Creative Economy Youth Start-up Investment Fund 83,034 - 33,683 28,514 IGIS Professional Investors Private Investment Real Estate Investment LLC No 395 228,260 221,478 - (1,416) (In millions of Korean won) December 31, 2025 June 30, 2025 Assets Liabilities Operating revenue Profit(loss) for the period KIF Investment Fund ₩ 584,972 - 12,882 2,338 K Bank Inc. 31,862,544 29,692,383 676,537 82,011 HD Hyundai Robotics Co., Ltd. 500,303 216,804 116,549 (7,230) Megazone Cloud Corporation 1,409,372 790,721 886,484 (7,675) IGIS No. 468-1 General Private Real Estate Investment Company 51,890 11 - (181) KT-DSC Creative Economy Youth Start-up Investment Fund 54,933 414 5,264 2,414 IGIS Professional Investors Private Investment Real Estate Investment LLC No 395 210,982 202,511 - (211) (4) Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ₩ 5,950 million for the six-month period ended June 30, 2026 (six-month period ended June 30, 2025: ₩ 3,761 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as at June 30, 2026, is ₩ 23,346 million (December 31, 2025: ₩ 17,396 million). (5) As at June 30, 2026, the fair value of the investment in K Bank Inc., an associate with a quoted market price, was ₩ 719,600 million.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 34 12. Trade and Other Payables (1) Details of trade and other payables as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Current liabilities Trade payables ₩ 1,023,328 1,144,279 Other payables 5,757,965 5,724,428 Total ₩ 6,781,293 6,868,707 Non-current liabilities Trade payables 273 537 Other payables ₩ 613,226 327,732 Total ₩ 613,499 328,269 (2) Details of other payables as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Non-trade payables 1 ₩ 3,376,954 3,435,426 Accrued expenses 1,697,097 1,354,270 Operating deposits 1,030,300 995,215 Others 266,840 267,249 Less: non-current (613,226) (327,732) Current ₩ 5,757,965 5,724,428 1 As at June 30, 2026, credit sale liabilities amounting to ₩ 1,472,636 million (December 31, 2025: ₩ 1,151,722 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 35 13. Borrowings (1) Details of borrowings as at June 30, 2026 and December 31, 2025, are as follows: 1) Debentures (In millions of Korean won and foreign currencies in thousands) June 30, 2026 December 31, 2025 Type Maturity Annual interest rates Foreign currency Korean won Foreign currency Korean won MTNP notes 1 Sep. 07, 2034 6.500% USD 100,000 ₩ 154,150 USD 100,000 ₩ 143,490 MTNP notes Jul. 18, 2026 2.500% USD 400,000 616,600 USD 400,000 573,960 MTNP notes Jan. 21, 2027 1.375% USD 300,000 462,450 USD 300,000 430,470 MTNP notes Feb. 02, 2028 4.125% USD 500,000 770,750 USD 500,000 717,450 MTNP notes Mar. 05, 2027 1.217% JPY 23,300,000 221,811 JPY 23,300,000 213,808 MTNP notes Mar. 07, 2028 1.367% JPY 6,700,000 63,783 JPY 6,700,000 61,481 MTNP notes Jan. 03, 2029 4.375% USD 500,000 770,750 USD 500,000 717,450 FR notes 2 Sep. 29, 2028 Compounded SOFR(3M)+0.660 % USD 200,000 308,300 USD 200,000 286,980 The 183-3rd Public bond Dec. 22, 2031 4.270% - 160,000 - 160,000 The 184-3rd Public bond Apr. 10, 2033 3.170% - 100,000 - 100,000 The 186-4th Public bond Jun. 26, 2034 3.695% - 100,000 - 100,000 The 187-4th Public bond Sep. 02, 2034 3.546% - 100,000 - 100,000 The 188-3rd Public bond Jan. 29, 2035 2.706% - 50,000 - 50,000 The 189-3rd Public bond Jan. 28, 2026 - - - - 100,000 The 189-4th Public bond Jan. 28, 2036 2.351% - 70,000 - 70,000 The 190-3rd Public bond Jan. 30, 2028 2.947% - 170,000 - 170,000 The 190-4th Public bond Jan. 30, 2038 2.931% - 70,000 - 70,000 The 191-3rd Public bond Jan. 15, 2029 2.160% - 110,000 - 110,000 The 191-4th Public bond Jan. 14, 2039 2.213% - 90,000 - 90,000 The 192-3rd Public bond Oct. 11, 2029 1.622% - 50,000 - 50,000 The 192-4th Public bond Oct. 11, 2039 1.674% - 110,000 - 110,000 The 193-3rd Public bond Jun. 17, 2030 1.608% - 20,000 - 20,000 The 193-4th Public bond Jun. 15, 2040 1.713% - 60,000 - 60,000 The 194-2nd Public bond Jan. 27, 2026 - - - - 140,000 The 194-3rd Public bond Jan. 27, 2031 1.849% - 50,000 - 50,000 The 194-4th Public bond Jan. 25, 2041 1.976% - 80,000 - 80,000 The 195-2nd Public bond Jun. 10, 2026 - - - - 80,000 The 195-3rd Public bond Jun. 10, 2031 2.168% - 40,000 - 40,000 The 196-2nd Public bond Jan. 27, 2027 2.637% - 100,000 - 100,000 The 196-3rd Public bond Jan. 27, 2032 2.741% - 30,000 - 30,000 The 197-2nd Public bond Jun. 29, 2027 4.188% - 120,000 - 120,000 The 198-2nd Public bond Jan. 12, 2026 - - - - 150,000 The 198-3rd Public bond Jan. 12, 2028 3.971% - 80,000 - 80,000 The 199-2nd Public bond Jul. 10, 2026 4.146% - 160,000 - 160,000 The 199-3rd Public bond Jul. 12, 2028 4.221% - 155,000 - 155,000 The 200-1st Public bond Feb. 27, 2026 - - - - 120,000 The 200-2nd Public bond Feb. 26, 2027 3.608% - 200,000 - 200,000 The 200-3rd Public bond Feb. 27, 2029 3.548% - 80,000 - 80,000 The 201-1st Public bond Dec. 02, 2027 2.899% - 130,000 - 130,000 The 201-2nd Public bond Dec. 02, 2029 2.918% - 70,000 - 70,000 The 201-3rd Public bond Dec. 02, 2034 3.057% - 100,000 - 100,000 The 202-1st Public bond Nov. 27, 2028 3.052% - 80,000 - 80,000 The 202-2nd Public bond Nov. 27, 2030 3.221% - 40,000 - 40,000

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 36 (In millions of Korean won and foreign currencies in thousands) June 30, 2026 December 31, 2025 Type Maturity Annual interest rates Foreign currency Korean won Foreign currency Korean won The 202-3rd Public bond Nov. 27, 2035 3.460% - 40,000 - 40,000 The 202-4th Public bond Nov. 27, 2045 3.682% - 40,000 - 40,000 The 203-1st Public bond Mar. 04, 2029 3.487% - 160,000 - - The 203-2nd Public bond Mar. 04, 2031 3.619% - 50,000 - - The 203-3rd Public bond Mar. 04, 2036 3.910% - 50,000 - - The 203-4th Public bond Mar. 04, 2046 4.018% - 40,000 - - The 18-2nd unsecured bond Jul. 02, 2026 2.224% - 50,000 - 50,000 The 19-1st unsecured bond Jun. 12, 2027 3.691% - 50,000 - 50,000 The 19-2nd unsecured bond Jun. 12, 2029 3.783% - 50,000 - 50,000 The 20-1st unsecured bond Jun. 16, 2028 4.241% - 35,000 - - The 20-2nd unsecured bond Jun. 15, 2029 4.298% - 40,000 - - The 149-2nd Won- denominated unsecured bond Mar. 10, 2026 - - - - 30,000 The 152-2nd Won- denominated unsecured bond Aug. 28, 2026 1.982% - 20,000 - 20,000 The 156-2nd Won- denominated unsecured bond 2 Mar. 25, 2032 10Y CMS+0.965% - 40,000 - 40,000 The 159-2nd Won- denominated unsecured bond Aug. 11, 2027 4.505% - 30,000 - 30,000 The 163-1st Won- denominated unsecured bond Feb. 20, 2026 - - - - 20,000 The 163-2nd Won- denominated unsecured bond Feb. 22, 2028 4.311% - 80,000 - 80,000 The 164-3rd Won- denominated unsecured bond Apr. 14, 2028 4.220% - 30,000 - 30,000 The 165-2nd Won- denominated unsecured bond Nov. 09, 2026 3.932% - 10,000 - 10,000 The 165-3rd Won- denominated unsecured bond May. 07, 2027 3.972% - 30,000 - 30,000 The 170th Won-denominated unsecured bond Jun. 12, 2026 3.688% - - - 50,000 The 171-1st Won- denominated unsecured bond Jun. 11, 2027 3.330% - 20,000 - 20,000 The 171-2nd Won- denominated unsecured bond Aug. 12, 2027 3.329% - 60,000 - 60,000 The 172-1st Won- denominated unsecured bond Mar. 06, 2026 - - - - 10,000 The 172-2nd Won- denominated unsecured bond Mar. 09, 2026 - - - - 40,000 The 172-3rd Won- denominated unsecured bond Sep. 09, 2026 3.474% - 30,000 - 30,000

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 37 (In millions of Korean won and foreign currencies in thousands) June 30, 2026 December 31, 2025 Type Maturity Annual interest rates Foreign currency Korean won Foreign currency Korean won The 173-1st Won- denominated unsecured bond Sep. 23, 2027 3.291% - 60,000 - 60,000 The 173-2nd Won- denominated unsecured bond Sep. 24, 2027 3.291% - 50,000 - 50,000 The 173-3rd Won- denominated unsecured bond Oct. 22, 2027 3.292% - 40,000 - 40,000 The 175-2nd Won- denominated unsecured bond Dec. 10, 2027 3.101% - 50,000 - 50,000 The 176th Won-denominated unsecured bond Dec. 18, 2026 3.134% - 70,000 - 70,000 The 177-1st Won- denominated unsecured bond Jul. 09, 2027 3.097% - 70,000 - 70,000 The 177-2nd Won- denominated unsecured bond Jul. 12, 2027 3.097% - 70,000 - 70,000 The 177-3rd Won- denominated unsecured bond Jan. 09, 2029 3.115% - 30,000 - 30,000 The 177-4th Won- denominated unsecured bond Jan. 09, 2030 3.140% - 40,000 - 40,000 The 178-1st Won- denominated unsecured bond Feb. 28, 2029 3.026% - 50,000 - 50,000 The 178-2nd Won- denominated unsecured bond Feb. 28, 2030 3.087% - 30,000 - 30,000 The 179-1st Won- denominated unsecured bond Sep. 23, 2027 3.013% - 10,000 - 10,000 The 179-2nd Won- denominated unsecured bond Sep. 24, 2027 3.013% - 40,000 - 40,000 The 179-3rd Won- denominated unsecured bond Mar. 24, 2028 3.038% - 50,000 - 50,000 The 179-4th Won- denominated unsecured bond Mar. 25, 2030 3.126% - 20,000 - 20,000 The 179-5th Won- denominated unsecured bond Sep. 25, 2030 3.178% - 20,000 - 20,000 The 180-1st Won- denominated unsecured bond Apr. 03, 2028 2.989% - 90,000 - 90,000 The 180-2nd Won- denominated unsecured bond Apr. 04, 2028 2.989% - 70,000 - 70,000

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 38 (In millions of Korean won and foreign currencies in thousands) June 30, 2026 December 31, 2025 Type Maturity Annual interest rates Foreign currency Korean won Foreign currency Korean won The 180-3rd Won- denominated unsecured bond Apr. 04, 2029 3.026% - 40,000 - 40,000 The 181-1st Won- denominated unsecured bond Nov. 22, 2027 2.730% - 80,000 - 80,000 The 181-2nd Won- denominated unsecured bond May. 22, 2028 2.781% - 100,000 - 100,000 The 181-3rd Won- denominated unsecured bond May. 22, 2029 2.851% - 40,000 - 40,000 The 182-1st Won- denominated unsecured bond Feb. 11, 2028 2.776% - 30,000 - 30,000 The 182-2nd Won- denominated unsecured bond Jun. 13, 2028 2.822% - 70,000 - 70,000 The 183th Won-denominated unsecured bond Aug. 22, 2028 2.798% - 80,000 - 80,000 The 184-1st Won- denominated unsecured bond Oct. 20, 2028 2.800% - 80,000 - 80,000 The 184-2nd Won- denominated unsecured bond Oct. 19, 2029 2.894% - 20,000 - 20,000 The 185th Won-denominated unsecured bond Dec. 10, 2027 3.291% - 80,000 80,000 The 186-1st Won- denominated unsecured bond Feb. 19, 2027 2.952% - 60,000 - - The 186-2nd Won- denominated unsecured bond Mar. 19, 2027 2.962% - 30,000 - - The 187-1st Won- denominated unsecured bond Feb. 23, 2027 3.129% - 60,000 - - The 187-2nd Won- denominated unsecured bond Feb. 24, 2027 3.129% - 30,000 - - The 187-3rd Won- denominated unsecured bond Aug. 23, 2027 3.286% - 10,000 - - The 187-4th Won- denominated unsecured bond Feb. 23, 2028 3.521% - 10,000 - - The 188-1st Won- denominated unsecured bond Mar. 06, 2028 3.552% - 60,000 - - The 188-2nd Won- denominated unsecured bond Mar. 06, 2029 3.765% - 20,000 - - The 188-3rd Won- denominated unsecured bond Mar. 07, 2029 3.765% - 20,000 - -

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 39 (In millions of Korean won and foreign currencies in thousands) June 30, 2026 December 31, 2025 Type Maturity Annual interest rates Foreign currency Korean won Foreign currency Korean won The 189-1st Won- denominated unsecured bond Mar. 20, 2027 3.380% - 40,000 - - The 189-2nd Won- denominated unsecured bond Oct. 20, 2027 3.583% - 20,000 - - The 189-3rd Won- denominated unsecured bond Apr. 20, 2028 3.810% - 40,000 - - The 190-1st Won- denominated unsecured bond May. 14, 2027 3.381% - 50,000 - - The 190-2nd Won- denominated unsecured bond May. 12, 2028 4.020% - 60,000 - - The 191th Won-denominated unsecured bond Oct. 10, 2028 4.285% - 100,000 - - Subtotal 9,188,594 8,720,089 Less: Current portion (2,429,186) (1,653,217) Discount on bonds (20,986) (23,314) Total ₩ 6,738,422 ₩ 7,043,558 1 As at June 30, 2026, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007. 2 The interest rates for Daily SOFR and CMS (10Y) are approximately 3.680% and 3.928%, respectively, as at June 30, 2026.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 40 2) Borrowings a. Short-term borrowings (In millions of Korean won) June 30, 2026 December 31, 2025 Type Financial institution Annual interest rates Foreign currency Korean won Foreign currency Korean Won Operational Shinhan Bank 1 4.900% - ₩ 5,000 - ₩ 9,290 Term SOFR(3M)+1.150% USD 25,000 38,538 USD 35,000 50,222 3.350% - 70,000 - 70,000 Korea Development Bank 4.050% - 15,000 - - - - - - 24,600 Industrial Bank of Korea 4.269% - 6,000 - 6,000 Hana Bank 1 FB(6M)+2.109% - 5,000 - 5,000 KB SECURITIES 3.280% - 20,000 - - - - - - 90,000 NongHyup Bank 1 MOR(6M)+1.730% - 1,000 1,000 Korea Investment & Securities 3.260%~3.850% - 155,000 - - - - - 70,000 Samsung Securities Co., Ltd. 3.850% - 20,000 - - Kiwoom Securities Co., Ltd. - - - - 10,000 Shinhan Securities Co., Ltd. - - - - 198,855 Daol Securities Co., Ltd. 2.600% - 99,942 - 98,637 BIDV 9.800% VND 10,718,464 628 VND 3,768,081 206 Woori Investment Securities Co., Ltd. - - - - 30,000 BoA1 Term SOFR(3M)+0.830% USD 2,000 3,083 - - BCA 8.500% IDR 464,510 40 - - PF loans Korea Investment Capital 8.000%~10.000% - 71,000 - 45,999 Total ₩ 510,231 ₩ 709,809 1 As at June 30, 2026, the interest rates for Term SOFR (3M), Financial Bond (6M), and MOR (6M) are approximately 3.734%, 3.257%, and 3.240%, respectively.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 41 b. Long-term borrowings (In millions of Korean won and thousands of foreign currencies) June 30, 2026 December 31, 2025 Financial institution Type Annual interest rates Foreign currency Korean won Foreign currency Korean won Export-Import Bank of Korea Inter-Korean Cooperation Fund 1 1.000% - ₩ 247 - ₩ 493 CA-CIB General loans 3.020%~3.820% - 200,000 - 200,000 DBS General loans 2.980%~3.820% - 200,000 - 200,000 Shinhan Bank General loans 3.390% - 50,000 - 100,000 Structured loans 3.390% - 50,000 - - General loans 2 Term SOFR(3M)+1.300% USD 21,127 32,567 USD 21,127 30,315 General loans 2 Term SOFR(3M)+1.600% USD 8,640 13,319 USD 8,640 12,398 General loans - - - - 16,900 Woori Bank PF loans 2 CD(91D)+1.750% - 22,336 - 25,526 General loans CD(91D)+1.400% - 18,000 - 18,000 General loans 4.530% - 70,000 - - Hi Investment & Securities CP 2.302% - 98,921 - 97,706 Korea Development Bank General loans 3.730% - 33,000 - 33,000 General loans 4.270% - 10,000 - 10,000 KDB Bank Uzbekistan Secured loans 3 23.00% UZS 27,715,805 3,603 UZS 29,762,533 3,572 Secured loans 3 10.30% USD 5,141 8,060 USD 5,400 7,857 Standard Chartered Bank Korea PF loans 3.900% - 65,000 - 65,000 Kookmin Bank General loans 2 CD(91D)+1.030% - 8,000 - 8,000 General loans 2 CD(91D)+1.480% - 20,000 - 20,000 NongHyup Bank PF loans 3.900% - 70,000 - 70,000 Industrial Bank of Korea PF loans 3.900% - 65,000 - 65,000 Kyongnam Bank and others General loans 4.300% - 48,501 - 31,383 Hana Bank and others PF loans 4.700% - 423,700 - 363,838 DB Insurance Co., Ltd. and others PF loans 5.550% - 72,730 - - Bright 1st Co., Ltd. PF loans 6.840% 10,000 - - Subtotal 1,592,984 1,378,988 Less: Current portion (1,240,064) (136,513) Total ₩ 352,920 ₩ 1,242,475 1 The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period. 2 As at June 30, 2026, the interest rates for TERM SOFR (3M) and CD (91D) are approximately 3.734% and 2.920%, respectively. 3 The general loans are repayable in installments over 3 years after a two-year grace period.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 42 (2) Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at June 30, 2026, is as follows: (In millions of Korean won) Debentures Borrowings Total In local currency In foreign currency Sub- total In local currency In foreign currency Sub- total Jul.1, 2026 ~ Jun. 30, 2027 ₩ 1,130,000 1,300,861 2,430,861 1,662,121 88,174 1,750,295 4,181,156 Jul.1, 2027 ~ Jun. 30, 2028 1,775,000 834,533 2,609,533 183,000 7,775 190,775 2,800,308 Jul.1, 2028 ~ Jun. 30, 2029 1,135,000 1,079,050 2,214,050 50,000 3,888 53,888 2,267,938 Jul.1, 2029 ~ Jun. 30, 2030 250,000 - 250,000 82,730 - 82,730 332,730 After Jul.1, 2030 1,530,000 154,150 1,684,150 25,526 - 25,526 1,709,676 Total ₩ 5,820,000 3,368,594 9,188,594 2,003,377 99,837 2,103,214 11,291,808 14. Provisions Changes in provisions for the six-month period ended June 30, 2026 and 2025, are as follows: 2026 (In millions of Korean won) Litigation Restoration cost Others Total Beginning balance ₩ 22,539 131,821 263,525 417,885 Transfer and reclassification - (189) 2,156 1,967 Usage - (690) (42,735) (43,425) Reversal - (475) (142) (617) Others - (218) 1,580 1,362 Ending balance ₩ 22,539 130,249 224,384 377,172 Less: Current ₩ (21,311) (29,549) (224,087) (274,947) Non-current 1,228 100,700 297 102,225 2025 (In millions of Korean won) Litigation Restoration cost Others Total Beginning balance ₩ 21,690 141,761 60,956 224,407 Transfer and reclassification 27 5,521 12,566 18,114 Usage (27) (1,526) (10,278) (11,831) Reversal (100) (472) (347) (919) Others - (548) - (548) Ending balance ₩ 21,590 144,736 62,897 229,223 Less: Current ₩ (21,590) (33,229) (61,873) (116,692) Non-current - 111,507 1,024 112,531

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 43 15. Net Defined Benefit Liabilities (Assets) (1) The amounts recognized in the statements of financial position as at June 30, 2026 and December 31, 2025, are determined as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Present value of defined benefit obligations ₩ 2,207,582 2,306,248 Fair value of plan assets (2,103,240) (2,292,457) Liabilities ₩ 153,783 85,631 Assets ₩ 49,441 71,840 (2) Changes in the defined benefit obligations for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning ₩ 2,306,248 2,232,898 Current service cost 117,367 114,439 Interest expense 37,061 32,485 Benefit paid (249,094) (69,209) Remeasurements on defined benefit obligations: (8,425) 7,496 Changes in scope of consolidation - (11,308) Others 4,425 446 Ending ₩ 2,207,582 2,307,247 (3) Changes in the fair value of plan assets for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning ₩ 2,292,457 2,153,792 Interest income 39,053 33,581 Remeasurements on plan assets: (8,511) 112 Employer contributions 4,314 6,133 Benefits paid (225,263) (65,555) Changes in scope of consolidation - (11,636) Others 1,190 (1,441) Ending ₩ 2,103,240 2,114,986

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 44 (4) Amounts recognized in the consolidated statement of profit or loss for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Current service cost ₩ 117,367 114,439 Net interest income (1,992) (1,096) Transfer out (5,973) (6,943) Others 3,029 - Total expenses ₩ 112,431 106,400 16. Commitments and Contingencies (1) As at June 30, 2026, major commitments with local financial institutions are as follows: (In millions of Korean won and foreign currencies in thousands) Financial institution Limit Used amount Bank overdraft Kookmin Bank and others ₩ 374,000 - Inter-Korean Cooperation Fund Export-Import Bank of Korea 37,700 246 Economic Cooperation Business Insurance Export-Import Bank of Korea 3,240 1,732 Collateralized loan on electronic accounts receivable-trade Shinhan Bank and others 1,010,901 194,505 Plus electronic notes payable Industrial Bank of Korea 50,000 - Working capital loan Korea Development Bank and others 1,356,600 203,000 Shinhan Bank USD 54,767 USD 54,767 Facility loans Shinhan Bank and others 1,008,900 827,156 Derivatives transaction limit Korea Development Bank and others USD 1,920,000 USD 1,920,000 Shinhan Bank and others JPY 30,000,000 JPY 30,000,000 Total KRW 3,841,341 1,226,639 USD 1,974,767 1,974,767 JPY 30,000,000 30,000,000

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 45 (2) As at June 30, 2026, guarantees received from financial institutions and others are as follows: (In millions of Korean won and foreign currencies in thousands) Financial institution Limit Hana Bank Guarantee for payment in Korean currency 4,000 Comprehensive credit line and others 2,900 Performance guarantee and others USD 1,200 Comprehensive credit line and others USD 9,100 Kookmin Bank Guarantee for payment in foreign currency USD 3,186 Shinhan Bank Guarantee for payment in Korean currency 44,424 Guarantee for payment in foreign currency USD 97,993 Corporate card issuance guarantee VND 241,567 Woori Bank Guarantee for payment in Korean currency 11 Guarantee for payment in foreign currency USD 5,000 Performance guarantee and others USD 150 Vietcombank Corporate card issuance guarantee VND 50,000 Seoul Guarantee Insurance 509,302 Company Performance guarantee and others USD 119 Korea Software Financial Cooperative Performance guarantee and others 1,706,890 Korea Housing Finance Corporation Performance guarantee and others 135 Korea Housing & Urban Guarantee Corporation Performance guarantee and others 25,526 Information & Communication Financial Cooperative Performance guarantee and others 838,405 ACE American Fire and Marine Insurance Co. Performance guarantee and others USD 10,000 Total KRW 3,131,593 USD 126,748 VND 291,567

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 46 (3) The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2026, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ₩ 428 million(as at December 31, 2025: ₩ 428 million). (4) For the six-month period ended June 30, 2026, and the year ended December 31,2025, the Group entered into agreements with the Securitization Specialty Companies (2026: First 5G 85th to 87th Securitization Specialty Co., Ltd., 2025: First 5G 79th to 84th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company. (5) As at June 30, 2026, the Group is a defendant in 196 lawsuits with a total claimed amount of ₩ 145,742 million (as at December 31, 2025: ₩ 158,621 million). As at June 30, 2026, litigation provisions of ₩ 22,539 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at June 30, 2026 (Note 14). (6) Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets. (7) As at June 30, 2026, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants. (8) As at June 30, 2026, the agreement amount for the acquisition of property and equipment, intangible assets, and investment properties that are not yet recognized amounts to ₩ 441,098 million (as at December 31, 2025: ₩ 399,817 million). (9) The Group entered into an agreement with financial investors of Epsilon Global Communications PTE. Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right and Drag-Along Right for the convertible preferred shares they hold (Note 6). (10) The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As at June 30, 2026, remaining amounts of USD 23,250 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future. (11) As at June 30, 2026, the Group has an obligation of ₩ 470,160 million (100%) to provide financial support as an operating investor to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. (12) The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 47 (13) The Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6). (14) As at June 30, 2026, The Group has the obligation to pay minimum guarantees for utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement. (15) As at June 30, 2026, the Group exercised a put option on all of its shares in KT Rwanda Networks Ltd. pursuant to the shareholders’ agreement with the Rwandan government. Following an objection raised by the Rwandan government on the exercise of the put option, an international arbitration proceeding is ongoing at an international arbitration institution located in Mauritius, and the outcome of the arbitration remains uncertain.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 48 (16) Details of property and equipment and investment properties provided as collateral as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 Collateral Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings1 ₩ 1,292,951 803,540 Borrowings 644,327 Industrial Bank of Korea/Shinhan Bank/Hana Bank and others Land and buildings 1,305,771 120,888 Deposits received 103,282 Leaseholders (in millions of Korean won) December 31, 2025 Collateral Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings1 ₩ 1,300,290 810,057 Borrowings 647,638 Industrial Bank of Korea/Shinhan Bank/Hana Bank and others Land and buildings 1,290,020 110,273 Deposits received 91,806 Leaseholders 1The carrying amount of the real estate entrusted under the real estate collateral trust agreement entered into with Kyobo Real Estate Trust is included. In addition, the priority beneficiary rights, insurance claim rights, and pledge over the deposits in the loan disbursement account under the trust agreement have been provided as collateral for the borrowings to the financial institution (17) The Group has established supplier finance agreements with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Group from the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As at June 30, 2026, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ₩ 21,230 million (as at December 31, 2025: ₩ 46,011 million). Of these, the carrying amount of the part that the suppliers have already received from the finance provider is ₩ 8,444 million (as at December 31, 2025: ₩ 19,196 million). There were no significant non-cash changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement. (18) The Group entered into a 60-month commitment agreement with Microsoft for the use of Azure services from Oct 1, 2024 to Sep 30, 2029, with a total committed amount of ₩ 1,365 billion. Any unused committed amounts may be carried forward and utilized for up to four years after the contractual term, subject to the agreement and Microsoft's policies.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 49 17. Leases Information for leases when the Group acts as a lessee is as follows. Information on leases when the Group acts as a lessor is described in Note 10. (1) Amounts recognized in the consolidated statement of financial position The consolidated statements of financial position shows the following amounts relating to leases: (In millions of Korean won) June 30, 2026 December 31, 2025 Right-of-use assets Property and buildings ₩ 1,248,981 1,307,484 Machinery and communication line facilities 111,374 125,715 Others 85,932 104,918 Total ₩ 1,446,287 1,538,117 (In millions of Korean won) June 30, 2026 December 31, 2025 Lease liabilities1 Current ₩ 366,497 379,291 Non-current 977,861 1,043,915 Total ₩ 1,344,358 1,423,206 1 Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position (Note 8). For the six-month periods ended June 30, 2026 and 2025, right-of-use assets related to leases increased by ₩ 133,113 million and ₩ 155,504 million, respectively.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 50 (2) Amounts recognized in the consolidated statement of profit or loss The consolidated statement of profit or loss relating to leases for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Depreciation of right-of-use assets Property and buildings ₩ 164,939 158,005 Machinery and communication line facilities 30,501 12,652 Others 31,988 42,648 Total ₩ 227,428 213,305 Interest expense relating to lease liabilities ₩ 26,069 21,308 Expense relating to short-term leases 4,490 5,794 Expense relating to leases of low-value assets that are not short-term leases 8,865 13,333 Expense relating to variable lease payments not included in lease liabilities 6,247 6,705 The total cash outflow for leases for the six-month periods ended June 30, 2026 and 2025, is ₩ 262,552 million and ₩ 247,289 million, respectively. 18. Retained Earnings Details of retained earnings as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Legal reserve 1 ₩ 782,249 782,249 Voluntary reserves 4,651,362 4,651,362 Unappropriated retained earnings 10,036,353 9,530,721 Total ₩ 15,469,964 14,964,332 1The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 51 19. Other Components of Equity (1) The Group’s other components of equity, as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Treasury stock ₩ (609,979) (461,135) Gain on disposal of treasury stock 3,347 2,828 Share-based compensation 2,630 7,119 Equity transactions within consolidated entities 1 (425,459) (425,527) Total ₩ (1,029,461) (876,715) 1 Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included. (2) As at June 30, 2026 and December 31, 2025, the details of treasury stock, are as follows: June 30, 2026 December 31, 2025 Number of shares (in shares) 13,489,877 10,926,622 Amount (in millions of Korean won) ₩ 609,979 461,135 Treasury stock held as at June 30, 2026, is expected to be used for stock compensation for the Group’s directors, employees, and for other purposes. 20. Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities (1) The Group has recognized the following amounts as revenue for the six-month periods ended June 30, 2026 and 2025: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Revenue from contracts with customers ₩ 6,593,131 13,291,651 7,359,709 14,144,784 Revenue from other sources 86,735 166,663 67,628 127,670 Total ₩ 6,679,866 13,458,314 7,427,337 14,272,454

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 52 (2) Operating revenues for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Services provided ₩ 5,922,901 11,656,327 5,817,691 11,518,086 Sales of goods 756,965 1,801,987 1,609,646 2,754,368 Total ₩ 6,679,866 13,458,314 7,427,337 14,272,454 Revenue from providing services is recognized over time and revenue from sales of goods is recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method. (3) The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers as at June 30, 2026 and December 31, 2025 are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Contract assets 1 ₩ 1,297,983 1,111,973 Contract liabilities 1 235,945 267,622 Deferred revenue 2 95,881 94,302 1 The Group recognized contract assets of ₩ 262,835 million and contract liabilities of ₩ 23,894 million for long-term construction contracts as at June 30, 2026 (December 31, 2025: contract assets of ₩ 85,713 million and contract liabilities of ₩ 27,884 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities. 2 Deferred revenue related to government grant is excluded. (4) The contract costs recognized as assets as at June 30, 2026 and December 31, 2025 are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Incremental costs of obtaining a contract ₩ 1,999,489 2,018,168 Cost of contract performance 83,503 80,920 Total ₩ 2,082,992 2,099,088 As at June 30, 2026, the Group recognized ₩ 1,000,388 million (six-month period ended June 30, 2025: ₩ 872,759 million) of operating expenses related to contract cost assets.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 53 (5) For the six-month periods ended June 30, 2026 and 2025, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Revenue recognized from the beginning balance of contract liabilities Allocation of the transaction price ₩ 30,236 112,967 54,710 118,625 Deferred revenue of joining/installment fees 12,406 25,841 11,818 24,303 Total ₩ 42,642 138,808 66,528 142,928 21. Operating Expenses (1) Operating expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Employee benefit cost ₩ 1,173,890 2,347,764 1,119,356 2,241,191 Depreciation 685,901 1,380,087 715,724 1,431,552 Depreciation of right-of-use assets 112,615 227,428 108,808 213,305 Amortization of intangible assets 142,556 290,892 151,367 299,718 Commissions 358,063 712,317 395,929 790,557 Interconnection charges 97,689 194,170 100,132 197,497 International interconnection fees 35,594 75,659 30,566 61,506 Purchase of inventories 789,579 1,947,394 733,969 1,567,357 Changes of inventories (88,109) (209,523) 409,970 496,294 Sales promotion expense and sales commissions 627,534 1,258,128 596,675 1,165,361 Service costs 679,911 1,289,314 609,205 1,209,604 Utilities 130,816 270,372 126,735 263,518 Taxes and dues 66,167 131,451 63,061 127,502 Rent 22,488 59,583 33,944 73,067 Insurance premiums 16,933 32,889 14,296 31,446 Installation fees 41,782 79,989 37,925 83,764 Advertising expenses 35,552 67,817 37,337 69,587 Research and development expenses 44,064 108,608 39,019 100,432 Card service costs 691,274 1,342,599 699,844 1,372,489 Others 367,252 720,360 388,657 773,118 Total ₩ 6,031,551 12,327,298 6,412,519 12,568,865

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 54 (2) Details of employee benefits for the six-month periods ended June 30, 2026 and 2025, are as follows: 2026 2025 Three-month Six-month Three-month Six-month Short-term salaries and wages ₩ 1,089,731 2,167,906 1,044,938 2,081,133 Post-employment benefits (defined benefit plan) 57,803 112,431 53,113 106,400 Post-employment benefits (defined contribution plan) 20,534 43,309 17,702 38,424 Share-based payment 2,861 6,772 2,893 5,233 Others 2,961 17,346 710 10,001 Total ₩ 1,173,890 2,347,764 1,119,356 2,241,191 22. Other Income and Other Expenses (1) Other income for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Gain on disposal of property and equipment and investment properties ₩ 4,940 22,145 496 10,328 Gain on disposal of intangible assets 22 22 - 1,641 Gain on disposal of right-of-use assets 704 937 725 1,664 Compensation on impairment of property and equipment 62,800 110,502 (2,885) 14,681 Income from government subsidies 30 463 72 117 Gain on disposal of investments in associates - 21,501 903 8,384 Gain on disposal of subsidiaries - - - 10,156 Others 6,430 15,720 9,973 27,675 Total ₩ 74,926 171,290 9,284 74,646 (2) Other expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Loss on disposal of property and equipment and investment properties ₩ 24,684 52,853 11,454 26,002 Loss on disposal of intangible assets 179 875 3,437 5,305 Loss on disposal of right-of-use assets 348 580 727 1,634 Loss on disposal of subsidiaries - - 6,161 6,564 Donations 487 8,044 1,987 5,718 Other allowance for bad debts 7,368 12,271 3,623 8,075 Others 1 73,289 89,432 8,712 20,613 Total ₩ 106,355 164,055 36,101 73,911

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 55 1 The amount includes an administrative fine of ₩53,979 million imposed by the Personal Information Protection Commission during the six-month period ended June 30, 2026 in relation to a personal data breach and unauthorized small-amount payment transactions. 23. Financial Income and Costs (1) Details of finance income for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Interest income ₩ 59,503 122,150 66,615 132,881 Gain on foreign currency transactions 6,140 11,122 6,802 11,696 Gain on foreign currency translation 17,331 24,746 257,564 268,604 Gain on derivatives transactions (14) 1,389 78 154 Gain on valuation of derivatives 58,640 221,875 3,169 19,664 Dividend income 15,326 39,374 12,701 41,504 Others 18,546 20,135 1,207 1,727 Total ₩ 175,472 440,791 348,136 476,230 (2) Details of finance costs for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 ₩ Three-month Six-month Three-month Six-month Interest expenses 98,862 193,057 95,760 188,843 Loss on foreign currency transactions 4,371 9,639 6,037 8,539 Loss on foreign currency translation 60,180 234,825 13,704 26,151 Loss on derivatives transactions - - - 4,742 Loss on valuation of derivatives 1,110 5,731 247,742 256,303 Loss on disposal of trade receivables 5,017 7,969 2,452 3,467 Loss on valuation of financial instruments 4,090 4,090 9,515 9,653 Others 901 258 1,737 3,608 Total ₩ 174,531 455,569 376,947 501,306 24. Income Tax Expense Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2026, is 25.0%

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 56 25. Earnings per Share Basic earnings per share for the six-month periods ended June 30, 2026 and 2025, are calculated as follows: (1) Basic Earnings per Share Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock. 2026 2025 Three-month Six-month Three-month Six-month Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won) ₩ 439,791 791,754 687,667 1,227,236 Weighted average number of ordinary shares outstanding (in number of shares) 240,272,117 240,681,775 243,812,057 244,777,361 Basic earnings per share (In Korean won) ₩ 1,830 3,290 2,820 5,014 (2) Diluted Earnings per Share Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments: 2026 2025 Three-month Six-month Three-month Six-month Profit attributable to ordinary shares (in millions of Korean won) ₩ 439,791 791,754 687,667 1,227,236 Adjusted net income attributable to ordinary shares (in millions of Korean won) (125) (278) (309) (566) Diluted profit attributable to ordinary shares (in millions of Korean won) ₩ 439,666 791,476 687,358 1,226,670 Number of dilutive potential ordinary shares Outstanding 1 (in number of shares) 86,386 103,553 26,121 65,166 Weighted average number of ordinary shares outstanding (in number of shares) 240,358,503 240,785,328 243,838,178 244,842,527 Diluted earnings per share (in Korean won) ₩ 1,829 3,287 2,819 5,010 1 The dilutive potential common shares consist of share-based compensation. Diluted earnings per share represents net income for the six-month periods attributable to each ordinary share and dilutive potential ordinary share. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 57 26. Cash Generated from Operations (1) Cash flows from operating activities for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 1. Profit for the period ₩ 868,857 1,300,081 2. Adjustments for: 2,476,002 2,488,703 Income tax expense 289,766 386,678 Interest income 1 (187,284) (189,858) Interest expense 1 232,561 224,045 Dividend income 2 (60,210) (42,894) Depreciation 1,396,661 1,456,806 Amortization of intangible assets 294,791 303,639 Depreciation of right-of-use assets 227,428 213,305 Post-employment benefits (defined benefits) 118,404 113,343 Impairment losses on trade receivables 58,541 55,726 Share of net profit or loss of associates and joint ventures (33,982) (7,310) Gain on disposal of subsidiaries and associates (21,501) (11,976) Loss on disposal of property and equipment and investment properties 30,708 15,674 Impairment loss on property and equipment 81 - Gain on disposal of right-of-use assets (357) (30) Loss on disposal of intangible assets 853 3,664 Impairment loss on intangible assets 199 822 Loss (gain) on foreign currency translation 209,618 (242,288) Loss (gain) on valuation and settlement of derivatives (216,155) 240,209 Loss on disposal of financial assets at amortized cost 3 18 Loss (gain) on disposal of financial assets at fair value through profit or loss (7,750) 3,392 Loss (gain) on valuation of financial assets at fair value through profit or loss 3 (8,476) 8,545 Others 152,103 (42,807) 3. Changes in operating assets and liabilities (1,019,184) (995,641) Increase in trade receivables (97,057) (151,788) Increase in other receivables (624,780) (523,632) Increase in other current assets (134,899) (332,086) Increase in other non-current assets (151,492) (104,486) Decrease (increase) in inventories (189,171) 624,842 Increase (decrease) in trade payables (139,715) 83,474 Increase in other payables 195,263 56,735 Increase (decrease) in other current liabilities 198,957 (616,402) Increase (decrease) in other non-current liabilities 1,937 (1,729) Increase (decrease) in provisions (37,421) 1,223 Increase (decrease) in deferred revenue (1,115) 887 Decrease in plan assets 251,227 232,174 Payment of post-employment benefits (defined benefit) (290,918) (264,853) 4. Cash generated from operations (1+2+3) ₩ 2,325,675 2,793,143 1 Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ₩ 65,134 million (for the six-month period ended June 30, 2025: ₩ 56,977 million) recognized as operating revenue and interest expense of ₩ 39,504 million (for the six-month period ended June 30, 2025: ₩ 35,202 million) recognized as operating expense, for the six-month period ended June 30, 2026, are included in the adjustment.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 58 2 BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ₩ 20,826 million that is recognized as operating revenue for the six-month period ended June 30, 2026 (six-month period ended June 30, 2025: ₩ 1,384 million) is included in the adjustment. 3 Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Net loss on valuation of financial assets at fair value through profit or loss of ₩ 173 million (for the six-month period ended June 30, 2025: net loss on valuation of financial assets at fair value through profit or loss of ₩ 330 million that is recognized as operating revenue and expense, for the six-month period ended June 30, 2026, is included in the adjustment. (2) Significant transactions not affecting cash flows for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Reclassification of current portion of borrowings ₩ 2,412,682 743,561 Reclassification of construction-in-progress to property and equipment 904,090 706,874 Change of other payables relating to acquisition of property and equipment (140,746) (370,189) Change of other payables relating to acquisition of intangible assets 135,214 (275,382) Reclassification of other payables from net defined benefit liabilities (10,493) (23,766) 27. Changes in Liabilities Arising from Financing Activities Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 Others Beginning Cash flows Acquisition Changes in FX rate Fair value change Other changes Ending Borrowings ₩ 10,785,572 15,451 - 227,381 - 242,419 11,270,823 Lease liabilities 1,423,206 (217,199) 130,634 - - 7,717 1,344,358 Derivative liabilities 13,862 - - - (11,881) - 1,981 Derivative assets (315,537) - - - (215,501) - (531,038) Total ₩ 11,907,103 (201,748) 130,634 227,381 (227,382) 250,136 12,086,124 (In millions of Korean won) 2025 Others Beginning Cash flows Acquisition Changes in FX rate Fair value change Other changes Ending Borrowings ₩ 10,520,691 484,284 22,990 (265,798) - (11,981) 10,750,186 Lease liabilities 1,059,453 (202,157) 202,512 - - (52,995) 1,006,813 Derivative liabilities 3 405 - - 8,896 - 9,304 Derivative assets (445,471) (3,724) - - 219,043 3,993 (226,159) Total ₩ 11,134,676 278,808 225,502 (265,798) 227,939 (60,983) 11,540,144

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 59 28. Segment Information (1) The management of the Group determines the operating segments based on the reported information when establishing the business strategy. Details Business service ICT Mobile/fixed line telecommunication service and convergence business, B2B business and others Finance Credit card business Satellite TV Satellite TV business Real estate Residential building development and supply Others IT, facility security, global business, and others (2) Details of each segment for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 Operating revenues Operating profit Depreciation and amortization 1 Three-month Six-month Three-month Six-month Three-month Six-month ICT ₩ 4,523,419 9,358,050 388,950 702,878 801,112 1,597,805 Finance 851,639 1,647,115 45,121 92,965 10,297 17,194 Satellite TV 176,031 349,300 7,963 15,199 50,664 61,529 Real estate 251,554 482,747 59,188 110,843 18,627 37,252 Others 2,354,960 4,566,691 147,149 226,527 56,670 216,273 Subtotal 8,157,603 16,403,903 648,371 1,148,412 937,370 1,930,053 Elimination (1,477,737) (2,945,589) (56) (17,396) 24,175 (11,173) Consolidated amount ₩ 6,679,866 13,458,314 648,315 1,131,016 961,545 1,918,880 1 Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 60 (In millions of Korean won) 2025 Operating revenues Operating profit Depreciation and amortization 1 Three-month Six-month Three-month Six-month Three-month Six-month ICT ₩ 4,772,823 9,454,830 468,735 868,849 812,995 1,623,479 Finance 838,080 1,663,572 42,168 95,685 6,960 14,850 Satellite TV 170,422 340,019 14,467 27,619 10,927 22,305 Real estate 157,292 290,530 25,682 41,781 17,354 34,148 Others 2,981,133 5,333,555 448,719 625,715 157,093 311,580 Subtotal 8,919,750 17,082,506 999,771 1,659,649 1,005,329 2,006,362 Elimination (1,492,413) (2,810,052) 15,047 43,940 (29,430) (61,787) Consolidated amount ₩ 7,427,337 14,272,454 1,014,818 1,703,589 975,899 1,944,575 1 Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets. (3) Operating revenues for the six-month periods ended June 30, 2026 and 2025, and non-current assets as at June 30, 2026 and December 31, 2025, by geographical regions, are as follows: (In millions of Korean won) 2026 Operating revenues Non-current assets1 Location Three-month Six-month June 30, 2026 Domestic ₩ 6,630,167 13,363,540 19,857,691 Overseas 49,699 94,774 158,350 Total ₩ 6,679,866 13,458,314 20,016,041 1 Sum of property and equipment, intangible assets, investment properties and right-of-use assets. (In millions of Korean won) 2025 Operating revenues Non-current assets1 Location Three months Six months December 31, 2025 Domestic ₩ 7,384,643 14,184,419 20,074,061 Overseas 42,694 88,035 151,198 Total ₩ 7,427,337 14,272,454 20,225,259 1 Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 61 29. Related Party Transactions (1) The list of related parties of the Group as at June 30, 2026, is as follows: Relationship Name of Entity Associates and joint ventures 50 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts Others 1 Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company and others 1 Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109. (2) Outstanding balances of receivables and payables in relations to transactions with related parties as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Receivables Payables Relationship Name of Entity Trade receivables Other receivables Trade payables Other payables Lease liabilities Associates and joint ventures K Bank Inc. ₩ 845 106,456 224 940 - Little Big Pictures 235 1,377 - 623 - K-Realty 11th Real Estate Investment Trust Company 227 1,482 - - 483 K-Realty No.3 Real Estate General Private Placement Investment 182 - - 309 94,913 Others 16,500 913 469 1,518 - Others Others 82 63 - - - Total ₩ 18,071 110,291 693 3,390 95,396 (In millions of Korean won) December 31, 2025 Receivables Payables Relationship Name of Entity Trade receivables Other receivables Trade payables Other payables Lease liabilities Associates and joint ventures K Bank Inc. ₩ 2,089 53,865 - 795 - Little Big Pictures 235 1,382 - 249 - K-Realty 11th Real Estate Investment Trust Company 117 1,482 - - 1,719 K-Realty No.3 Real Estate General Private Placement Investment 185 - - 299 98,474 Others 6,419 747 161 1,228 - Others Others 228 66 - - - Total ₩ 9,273 57,542 161 2,571 100,193

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 62 (3) Significant transactions with related parties for the Six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 Sales Purchases Relationship Name of Entity Operating revenue Other income Operating expenses Others1 Associates and joint ventures K Bank Inc. ₩ 15,722 51 17,365 - HD Hyundai Robotics Co., Ltd. 41 - - - K-Realty 11th Real Estate Investment Trust Company 18 100 771 - K-Realty No.3 Real Estate General Private Placement Investment Company - 165 1,670 - Gaebong PFV Co., Ltd. 5,802 - - - Others 2 14,433 405 10,055 65 Others Others 1 74 3 - Total ₩ 36,017 795 29,864 65 1The amount of acquisition of property, equipment and others is included. 2The transaction amounts include transactions with Storywiz Co., Ltd. up to the date it was excluded from the subsidiaries. (In millions of Korean won) 2025 Sales Purchases Relationship Name of Entity Operating revenue Other income Operating expenses Others1 Associates and joint ventures K Bank Inc. ₩ 16,125 - 12,925 - HD Hyundai Robotics Co., Ltd. 38 - - - K-Realty 11th Real Estate Investment Trust Company 18 100 914 - K-Realty No.3 Real Estate General Private Placement Investment Company 24,980 169 19 - Others 2 12,430 353 16,694 10,554 Others Others 1 406 85 - Total ₩ 53,592 1,028 30,637 10,554 1The amount of acquisition of property, equipment and others is included. 2 Transactions with Trustay Co., Limited. before they were classified as non-affiliated companies are included. (In millions of Korean won) 2026 2025 Relationship Name of Entity Finance income Finance costs Dividend Income Finance income Finance costs Dividend income Associates and int ventures K Bank Inc. ₩ 59 - 2,300 891 - - K-Realty 11th Real Estate Investment Trust Company - 15 - - 42 200 K-Realty No.3 Real Estate General Private Placement Investment Company - 1,662 - - - - Others2 - - 2,582 - - 5,444 Others Others - - 1 - - - Total ₩ 59 1,677 4,883 891 42 5,644 2 Transactions with Trustay Co., Limited. before they were classified as non-affiliated companies are included.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 63 (4) Key management compensation for the six-month periods ended June 30, 2026 and 2025, consists of: (In millions of Korean won) 2026 2025 Short-term benefits ₩ 1,144 1,089 Post-employment benefits 1,964 140 Share-based compensation 455 367 Total ₩ 3,563 1,596 (5) Fund transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 Borrowing transactions1 Equity contributions in cash Borrowings Repayments Associates and joint ventures IBK-KT Young Entrepreneurs MARS Investment Fund ₩ - - 6,000 K-Realty 11th Real Estate Investment Trust Company - 1,213 - Solaire IPTV Content Fund - - 4,000 Others - 1,646 10,819 Total ₩ - 2,859 20,819 1 Borrowing transactions include lease transactions. (In millions of Korean won) 2025 Borrowing transactions1 Equity contributions in cash Borrowings Repayments Associates and joint ventures IBK-KT Young Entrepreneurs MARS Investment Fund ₩ - - 6,000 K-Realty 11th Real Estate Investment Trust Company - 914 - K Bank Inc. - - 100,000 Others - - 717 Total ₩ - 914 106,717 1 Borrowing transactions include lease transactions. (6) The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As at June 30, 2026 the Group has a plan to make an additional investment of ₩ 76,234 million. (7) As at June 30, 2026, the limit of the credit card contract provided by the Group to K Bank Inc. and others is ₩ 1,594 million (December 31, 2025: ₩ 1,486 million).

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 64 30. Fair Value (1) Fair Value of Financial Instruments by Category Carrying amount and fair value of financial instruments by category as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Carrying amount Fair value Carrying amount Fair value Financial assets Cash and cash equivalents ₩ 3,049,813 1 3,506,971 1 Trade and other receivables Financial assets at amortized cost 2 8,186,519 1 7,572,857 1 Financial assets at fair value through other comprehensive income 100,985 100,985 107,644 107,644 Other financial assets Financial assets at amortized cost 1,662,713 1 1,476,527 1 Financial assets at fair value through profit or loss 996,507 996,507 774,557 774,557 Financial assets at fair value through other comprehensive income 3,207,742 3,207,742 2,423,277 2,423,277 Derivative financial assets for hedging 531,038 531,038 315,537 315,537 Total ₩ 17,735,317 16,177,370 Financial liabilities Trade and other payables ₩ 6,890,145 1 6,693,177 1 Borrowings 11,270,823 11,081,578 10,785,572 9,722,743 Other financial liabilities Financial liabilities at amortized cost 1,026,315 1 999,020 1 Financial liabilities at fair value through profit or loss - - 105,810 105,810 Derivative financial liabilities for hedging 1,981 1,981 13,862 13,862 Total ₩ 19,189,264 18,597,441 1 The Group did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value. 2 Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 65 (2) Fair Value Hierarchy Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date. Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability. Level 3: The unobservable inputs for the asset or liability. Fair value hierarchy classifications of the financial assets and financial liabilities that are measured disclosed at fair value or its fair value is disclosed as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 100,985 - 100,985 Other financial assets Financial assets at fair value through profit or loss - 243,081 753,426 996,507 Financial assets at fair value through other comprehensive income 2,838,049 4,984 364,709 3,207,742 Derivative financial assets for hedging - 531,038 - 531,038 Total ₩ 2,838,049 880,088 1,118,135 4,836,272 Liabilities Borrowings ₩ - 11,081,578 - 11,081,578 Other financial liabilities Derivative financial liabilities for hedging - 1,981 - 1,981 Total ₩ - 11,083,559 - 11,083,559

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 66 (In millions of Korean won) December 31, 2025 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 107,644 - 107,644 Other financial assets Financial assets at fair value through profit or loss 3,562 64,237 706,758 774,557 Financial assets at fair value through other comprehensive income 2,044,434 5,319 373,524 2,423,277 Derivative financial assets for hedging - 315,537 - 315,537 Total ₩ 2,047,996 492,737 1,080,282 3,621,015 Liabilities Borrowings ₩ - 9,722,743 - 9,722,743 Other financial liabilities Financial liabilities at fair value through profit or loss - 432 105,378 105,810 Derivative financial liabilities for hedging - 13,862 - 13,862 Total ₩ - 9,737,037 105,378 9,842,415

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 67 (3) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements 1) Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements. 2) Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements. Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows for the six-month periods ended June 30, 2026 and 2025: (In millions of Korean won) 2026 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 706,758 373,524 105,378 Acquisition 30,108 3,528 - Transfer 374 1,587 - Changes in consolidation scope (468) - - Disposal (4,743) (1,920) (109,960) Amount recognized in profit or loss 21,397 (112) 4,582 Amount recognized in other comprehensive income - (11,898) - Ending balance ₩ 753,426 364,709 - (In millions of Korean won) 2025 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 842,612 342,830 132,011 Acquisition 20,673 100,000 - Transfer (3,245) (108) - Disposal (44,461) (1,157) (381) Amount recognized in profit or loss (33,165) 49 (17,254) Amount recognized in other comprehensive income - (1,167) - Ending balance ₩ 782,414 440,447 114,376

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 68 (4) Valuation Techniques Valuation techniques and inputs used in the recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Fair value Level Major valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 100,985 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 996,507 2,3 DCF Model, Adjusted Net Asset Model, Backsolve Model, T-F Model Financial assets at fair value through other comprehensive income 369,693 2,3 DCF Model, Hull-White model, LSMC model, Backsolve Model, T-F Model Derivative financial assets for hedging 531,038 2 DCF Model Liabilities Borrowings 11,081,578 2 DCF Model Other financial liabilities Derivative financial liabilities for hedging 1,981 2 DCF Model

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 69 (In millions of Korean won) December 31, 2025 Fair value Level Major valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 107,644 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 770,995 2,3 DCF Model, Adjusted Net Asset Model, Backsolve Model, T-F Model Financial assets at fair value through other comprehensive income 378,843 2,3 DCF Model, Hull-White model, LSMC model, Backsolve Model, T-F Model Derivative financial assets for hedging 315,537 2 DCF Model Liabilities Borrowings 9,722,743 2 DCF Model Other financial liabilities Financial liabilities at fair value through profit or loss 105,810 2,3 Binomial Option Pricing Model Derivative financial liabilities for hedging 13,862 2 DCF Model (5) Valuation Processes for Fair Value Measurements Categorized Within Level 3 The Group engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 70 31. Events After the Reporting Period (1) The Group issued a debenture after the end of the reporting period, and the details are as follows. (In thousands of foreign currencies) Type Issue date Foreign currency Annual interest rates Maturity 2026 Global July 13, 2026 USD 500,000 4.625% Jan 13, 2030 (2) The Group decided on a quarterly dividend at the Board of Directors dated Jul 14, 2026, and the details are as follows. Type Details Dividend per share ₩ 600 (Total dividend: ₩ 142,579 million) Dividend yield 1.09% Dividend report date Jul 29, 2026 Dividend pay date Aug 13, 2026 (3) After the reporting date, the Personal Information Protection Commission imposed an administrative fine on the Group in connection with a personal data breach and unauthorized small-amount payment transactions. As this event provides evidence of conditions that existed as of June 30, 2026, the related impact has been reflected in these interim financial statements. (4) The Group established AI Media Broadcasting Co., Ltd. on May 4, 2026. Subsequently, on July 2, 2026, the Group sold all shares of the newly established entity to a third party for ₩ 9,500 million. The transaction is expected to generate a gain on disposal of assets held for sale of ₩ 7,074 million, which has not been recognized in the interim financial statements. (5) On July 23, 2026, the Board of Directors of KT Genie Music Co., Ltd., a subsidiary of the Group, approved a share consolidation to maintain an appropriate number of shares in circulation, promote share price stability, and enhance corporate value.